UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
April 13, 2007
Commission File Number: 001-14534
Precision Drilling Trust
(Exact name of registrant as specified in its charter)
4200, 150 – 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).   ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      82-N/A

Exhibit	DESCRIPTION

Precision Drilling Trust — Notice of the Annual and Special Meeting of Unitholders and Information Circular dated April 4, 2007 along with the instruments of proxy

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 13, 2007	PRECISION DRILLING CORPORATION As agent for and on behalf of PRECISION DRILLING TRUST
	By:	/s/ Darren Ruhr
		Name:	Darren Ruhr
		Title:	Vice President, Corporate Services & Corporate Secretary

PRECISION DRILLING TRUST
NOTICE OF THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON MAY 9, 2007
AND
INFORMATION CIRCULAR
DATED

APRIL 4, 2007

PRECISION DRILLING TRUST
NOTICE OF THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
NOTICE IS HEREBY given that the annual and special meeting (the “Meeting”) of the holders of units (the “Trust Units”) of Precision Drilling Trust (the “Trust”) and holders of Class B Limited Partnership Units (the “Exchangeable Units”) of Precision Drilling Limited Partnership (“PDLP”), will be held in the Enmax Ballroom at the Calgary Chamber of Commerce, 100 — 6th Avenue S.W., Calgary, Alberta, on the 9th day of May, 2007 at 3:00 P.M. (Calgary Time) for the following purposes:
1. to elect the Trustees of the Trust for the ensuing year;
2. to approve the appointment of the directors of Precision Drilling Corporation, administrator to the Trust, for the ensuing year;
3. to appoint KPMG LLP as Auditor for the ensuing year;
4. to approve a Deferred Trust Unit Plan for Non-Management Directors of Precision Drilling Corporation including the reservation of a maximum of 200,000 Trust Units which may be issued pursuant to such plan;
5. to approve a Unitholder Rights Plan; and
6. to transact such other business as may properly come before the Meeting or any adjournment thereof.
The specific details of the matters proposed to be put before the Meeting are set forth in the proxy statement and information circular accompanying this notice.
The directors of Precision Drilling Corporation have, on behalf of the Trust, fixed the record date for the Meeting as April 4, 2007 (the “Record Date”). Only holders of Trust Units and Exchangeable Units (together the “Unitholders”) of record at the close of business on Wednesday, April 4, 2007 are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, unless any holder of Trust Units transfers his or her Trust Units after the Record Date and the transferee of those Trust Units establishes that he or she owns the Trust Units and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Unitholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such Trust Units at the Meeting.
Holders of Trust Units who are unable to be personally present at the Meeting may date and sign the form of proxy accompanying this Notice and return the same to the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI by 3:00 P.M. (Calgary Time) on May 7, 2007, or vote by phone or by internet in the manner described in the form of proxy.
Holders of Exchangeable Units are required to vote through a special voting unit that has been issued to Computershare Trust Company of Canada (the “Voting and Exchange Trustee”) as trustee under a voting and exchange trust agreement. The Exchangeable Units are entitled to that number of votes equal to the number of Trust Units into which each Exchangeable Unit may be exchanged (on a one-for-one basis) as at the Record Date. The Voting and Exchange Trustee is required to vote the special voting unit in the manner that holders of Exchangeable Units instruct and to abstain from voting on the Exchangeable Units for which the Voting and Exchange Trustee does not receive instructions.
Forms of proxy, in order to be valid and acted upon at the Meeting, must be returned to the aforesaid offices of Computershare Trust Company of Canada, or voted by phone or internet, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof, or in the case of the Trust Units only, with the Chairman of the Meeting prior to commencement thereof.
A copy of the Trust’s current annual report, which includes its annual audited consolidated financial statements and management’s discussion and analysis for the financial years ended December 31, 2006 and 2005, the proxy statement and information circular with respect to the Meeting, the Trust’s annual information form for the fiscal year ended December 31, 2006 as filed with Canadian provincial securities commissions and under cover of an annual report on Form 40-F with the United States Securities and Exchange Commission, and any unaudited interim financial statements of the Trust subsequent to the financial statements for the year ended December 31, 2006, may be obtained without charge by writing to Precision Drilling Corporation, Vice President, Corporate Services and Corporate Secretary, Suite 4200, 150 – 6th Avenue S.W., Calgary, Alberta T2P 3Y7 or by email at corporatesecretary@precisiondrilling.com.
Dated at Calgary, Alberta this 4th day of April 2007.
By order of the Board of Directors of Precision Drilling Corporation, administrator to Precision Drilling Trust
(“signed”)
Darren Ruhr
Vice President, Corporate Services and Corporate Secretary

PRECISION DRILLING TRUST
Proxy Statement And Information Circular
For the Annual and Special Meeting of Unitholders
to be Held May 9, 2007
Dated April 4, 2007 (the “Effective Date”)
I. Proxy Statement and Information Circular
SOLICITATION OF PROXIES
     THIS PROXY STATEMENT AND INFORMATION CIRCULAR (the “Circular”) IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY PRECISION DRILLING CORPORATION (“Precision”) ON BEHALF OF ROBERT J.S. GIBSON, PATRICK M. MURRAY AND H. GARTH WIGGINS AS THE BOARD OF TRUSTEES OF PRECISION DRILLING TRUST (the “Trust”) to be used at the annual and special meeting of holders of units of the Trust (the “Trust Units”) and holders of Class B Limited Partnership Units (the “Exchangeable Units”) of Precision Drilling Limited Partnership (“PDLP”), to be held in the Enmax Ballroom at the Calgary Chamber of Commerce, 100 — 6th Avenue S.W., Calgary, Alberta, on the 9th day of May, 2007 at 3:00 P.M., (Calgary time), or at any adjournment thereof for the purposes set forth in the enclosed Notice of Meeting accompanying this Circular (the “Meeting”). The cost of solicitation will be borne by Precision and reimbursed by the Trust. All amounts referred to herein are in Canadian dollars unless otherwise stated.
VOTING BY HOLDERS OF EXCHANGEABLE UNITS
     This Circular is being mailed to holders of Trust Units and Exchangeable Units (together the “Unitholders”). The Circular relates principally to the Trust as PDLP is exempt from National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) provided the Trust complies with the requirements set out in Section 13.3 of NI 51-102. The Exchangeable Units are the economic equivalent of the Trust Units, however, whereas each Trust Unit outstanding on the record date (as defined herein) is entitled to one vote, the Exchangeable Units are required to vote through a special voting unit that has been issued to Computershare Trust Company of Canada as trustee (the “Voting and Exchange Trustee”) under a voting and exchange trust agreement. The Exchangeable Units are entitled to that number of votes equal to the number of Trust Units into which the Exchangeable Units may be exchanged (on a one-for-one basis) as at the record date. The Voting and Exchange Trustee is required to vote the special voting unit in the manner that holders of Exchangeable Units instruct and to abstain from voting on the Exchangeable Units for which the Voting and Exchange Trustee does not receive instructions.
ADVICE TO BENEFICIAL HOLDERS OF TRUST UNITS
     The information set forth in this section is of significant importance to holders of Trust Units as a substantial number do not hold Trust Units in their own name. Holders who do not hold Trust Units in their own name (referred to herein as “Beneficial Holders”) should note that only proxies deposited by holders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided by a broker, then in almost all cases those Trust Units will not be registered in the Beneficial Holders’ name on the records of the Trust and such Trust Units will more likely be registered under the name of the Beneficial Holders’ broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. In the United States, the vast majority of such Trust Units are registered under the name of Cede & Co., the registration name for The Depositary Trust Company, which acts as nominee for many United States brokerage firms. Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial

Holder. Without specific instructions from Beneficial Holders, the investment dealers and other intermediaries are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. or Cede & Co. are held.
     Applicable regulatory policies require investment dealers and other intermediaries to seek voting instructions from Beneficial Holders in advance of meetings. Every intermediary has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Holders in order to ensure that their Trust Units are represented at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by intermediaries is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing intermediaries regarding how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the voting instruction form to ADP by mail or facsimile, or to follow the instructions on the voting instruction form to vote online or by calling a toll-free telephone number. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Holder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting. A Beneficial Holder must follow the directions within the time frame set out in the voting instruction form in order to vote the Trust Units at the Meeting.
     The foregoing discussion similarly applies to holders of Exchangeable Units who do not hold their Exchangeable Units in their own name. Only holders of Exchangeable Units whose names appear on the records of PDLP as the registered holders of Exchangeable Units are entitled to instruct the Voting and Exchange Trustee as to how to exercise voting rights in respect of their Exchangeable Units at the Meeting. The procedure for voting Exchangeable Units is described below under the heading “Instructions to the Voting and Exchange Trustee”.
APPOINTMENT OF PROXY
     The persons named in the enclosed instrument of proxy, Mr. Gene C. Stahl, President and Chief Operating Officer of Precision, and Mr. Doug J. Strong, Chief Financial Officer of Precision, have indicated their willingness to represent as proxies the Unitholders who appoint them. A Unitholder submitting a proxy has the right to appoint another person or company to represent such Unitholder at the Meeting and may do so either by inserting such person or company’s name in the blank space provided and striking out the existing names, or by completing another proper form of proxy. In either case, instruments of proxy must be deposited at Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI, before 3:00 P.M. (Calgary time) on May 7, 2007. A proxy must be executed by the Unitholder or his or her attorney authorized in writing or, if such Unitholder is a corporation, under its seal or by an officer or attorney thereof duly authorized. Representatives of Unitholders appointed as proxies are not required to be Unitholders themselves.
INSTRUCTIONS TO THE VOTING AND EXCHANGE TRUSTEE
     Holders of Exchangeable Units may give their instructions to the Voting and Exchange Trustee by proxy, designate a person to exercise their vote by proxy or in person, or attend at the Meeting and vote in person. If delivering a proxy or designating a person to execute the proxy on their behalf, the instruments of proxy must be deposited to the Computershare Trust Company of Canada as Voting and Exchange Trustee, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI, before 3:00 P.M. (Calgary time) on May 4, 2007.
REVOCATION OF PROXY
     An instrument of proxy in respect of Trust Units and Exchangeable Units may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the

Meeting, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing or, if the holder of Trust Units or Exchangeable Units is a corporation, under its corporate seal or by an officer or an attorney thereof duly authorized, and deposited either with Computershare Trust Company of Canada at the address described above at any time up to and including the last day of business preceding the day of the Meeting or at any adjournment thereof at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or adjournment thereof, and upon either of such deposits, the proxy will be revoked.
RECORD DATE
     By resolution of the board of directors of Precision (the “Board of Directors”, and each member a “Director”), the record date for the Meeting has been established as April 4, 2007 (the “Record Date”). Only Unitholders of record as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of Trust Units after the Record Date may, not later than ten (10) days before the Meeting, establish the right to vote by providing evidence of ownership of Trust Units and requesting that the transferee’s name be placed on the voting list in place of the transferor.
EXERCISE OF DISCRETION BY PROXIES
     The persons named in the enclosed form of proxy will vote the Trust Units in respect of which they are appointed in accordance with the direction of the Unitholders appointing them where voting is by way of a show of hands or by ballot, and if the Unitholder specifies a choice with respect to any matter that may be acted upon, the Trust Units will be voted accordingly. In the absence of such direction, the Trust Units will be voted for the election of the nominees hereinafter set forth as the Board of Trustees of the Trust (the “Board of Trustees”, and each member a “Trustee”), for the approval of the appointment of the Board of Directors of Precision, for the reappointment of KPMG LLP, Chartered Accountants, as Auditor, for the approval of the Deferred Trust Unit Plan for Non-Management Directors of Precision Drilling Corporation (the “DTU Plan”), and for the approval of the Unitholder Rights Plan (the “Rights Plan”). The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations in the matters outlined in the accompanying Notice of Meeting or any other business which may properly come before the Meeting. The Trustees, Directors and executive officers of Precision know of no such amendments, variations or other business to come before the Meeting other than the matters referred to in the Notice of Meeting.
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
     An unlimited number of Trust Units may be created and issued by the Trust. At the Effective Date the Trust had outstanding 125,572,690 Trust Units, each Trust Unit carrying the right to one vote. The Trust Units are the only class of voting securities of the Trust, which are issued and outstanding. To the knowledge of the Board of Trustees, the Board of Directors and executive officers of Precision, as at the Effective Date, no person or company beneficially owned, directly or indirectly, or exercised control or direction over Trust Units entitled to more than ten percent (10%) of the votes which may be cast at the Meeting.
     At the Effective Date, PDLP had outstanding 125,572,690 Class A Limited Partnership Units, each of which is held by the Trust, and 185,234 Exchangeable Units, each of which are held by former shareholders of Precision who elected to receive Exchangeable Units in lieu of Trust Units at the time of the reorganization of the business of Precision into the Trust. The Exchangeable Units are the economic equivalent of the Trust Units, will be exchangeable for Trust Units on a one-for-one basis at the option of the holder, entitle the holder to receive cash payments equal to cash distributions made by the Trust on the Trust Units, and entitle the holder to direct the Voting and Exchange Trustee to vote the special voting unit at all meetings of holders of Trust Units. The Trust Units together with the Exchangeable Units are the only class of voting securities of PDLP which are issued and outstanding and entitled to vote at the Meeting as a single class. To the knowledge of the directors and officers of 1194312 Alberta Ltd., the general partner of PDLP (the “General Partner”), a wholly-owned subsidiary of the Trust which has the exclusive authority to manage the business and affairs of PDLP on behalf of the Trust, as at the Effective Date, no person or company beneficially owned, directly or indirectly, or exercised control or direction over Exchangeable Units entitled to more than ten percent (10%) of the votes which may be cast at the Meeting.
     At the Effective Date, the Trustees, the Directors and the executive officers of Precision, as a group, beneficially owned, directly or indirectly, or exercised control over 317,579 Trust Units and nil Exchangeable Units or approximately 0.25% of the issued and outstanding Trust Units and Exchangeable Units.
INDEBTEDNESS OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS
     There are no loans outstanding from the Trust or Precision to the Trustees, or the Directors or executive officers of Precision.
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
     There were no material interests, direct or indirect, of the Trustees, or the Directors and executive officers of Precision, the nominees for Trustee or Director, any Unitholder who beneficially owns more than 10% of the Trust Units or Exchangeable Units, or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed fiscal year, or any proposed transaction which has materially affected or would materially affect the Trust or any of its subsidiaries.
INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON
     The Board of Trustees on behalf of the Trust, and the Board of Directors and executive officers on behalf of Precision, are not aware of any material interest of any Trustee, Director or nominee for Trustee or Director, or officer of Precision or any one who has held office as such since the beginning of the last fiscal year or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.
II. Particulars of Matters to be Acted Upon
1. ELECTION OF THE BOARD OF TRUSTEES OF THE TRUST
     At the Meeting the Unitholders will be asked to elect three members to the Board of Trustees. The persons named in the enclosed form of proxy intend to vote for the election of the persons set out below. It is not contemplated that nominees will be unable to serve as Trustees, but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for other nominees at their discretion. The following table sets forth, for each proposed Trustee: his name; age; municipality, province or state and country of residence; all positions and offices with the Trust now held by him; the month and year in which he was first appointed as a Trustee; his principal occupation; and the number and percentage of Trust Units and Exchangeable Units that he has advised are beneficially owned by him, directly or indirectly, as of the Effective Date:

Name, Age,
Municipality, Province or	Position			Trust Units / Exchangeable
State & Country of	Presently			Units Beneficially Owned,
Residence	Held (1)	Trustee Since (2)	Principal Occupation	Controlled or Directed (3)
Robert J.S. Gibson, 60	Trustee	September 2005	President, Stuart & Company Limited	63,200(4) / nil
Calgary, Alberta, Canada				0.050% / nil
Patrick M. Murray, 64	Trustee	September 2005	Chairman & Chief Executive Officer,	40,000 / nil
Dallas, Texas, USA			Dresser Inc.	0.032% / nil
Allen R. Hagerman, 55	Director	n/a	Chief Financial Officer, Canadian Oil	1,000 / nil
Cochrane, Alberta, Canada			Sands Limited since 2003, Chief	0.001% / nil
Financial Officer, Fording Canadian
Coal Trust 2002 to 2003 (5)

Notes:

(1)	Each Trustee’s term of office expires not later than the close of business at the next annual meeting, or until successors are elected or a Trustee vacates their office in accordance with the terms of the declaration of trust dated September 22, 2005 (the “Declaration of Trust”).

(2)	The Trust was created September 22, 2005.

(3)	The percentage of Trust Units and Exchangeable Units beneficially owned is calculated based on an aggregate of 125,757,924 Trust Units and Exchangeable Units outstanding as of the Effective Date.

(4)	8,000 of the Trust Units are held by Stuart & Company Limited, a company controlled by Mr. Gibson, and 10,000 Trust Units are held in a registered retirement savings plan for the benefit of Mr. Gibson.

(5)	Mr. Hagerman has held these positions during the previous five years.
2. APPROVAL OF THE BOARD OF DIRECTORS OF PRECISION
     The Board of Trustees has delegated the management and general administration of the affairs of the Trust to Precision pursuant to the terms of an administration agreement. PDLP is the sole shareholder of Precision and is entitled to appoint the Board of Directors. Since the Trust holds all of the voting shares of the General Partner of PDLP, the Board of Trustees will ensure that appropriate steps are taken by the General Partner on behalf of PDLP to collect and act upon the votes of Unitholders to appoint the Board of Directors. The directors of the General Partner are also the persons named in the enclosed form of proxy and they intend to appoint the persons set out below. It is not contemplated that the nominees set out below will be unable to serve as Directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to take steps to ensure that the General Partner appoint other nominees at their discretion on the advice of the Board of Trustees.
     In the event that the resolution to approve the appointment of the Board of Directors is not passed, or if nominees other than those proposed below are approved, the Board of Trustees will either act on the resolution or promptly request that the Corporate Governance and Nominating Committee review the voting results and make a recommendation to the Board of Trustees for an alternate slate of Directors to be nominated for appointment, or such other recommendation as they determine appropriate, following which the Board of Trustees will seek approval from Unitholders, if required, for such recommendation. The Board of Trustees will not take steps to implement or approve any recommendation which would result in less than a majority of the Board of Directors being independent or which would result in the Trustees constituting a majority of the Board of Directors.
     The following table sets forth, for each proposed Director: his name; age; municipality, province or state and country of residence; all positions and offices with Precision now held by him; the month and year in which he was first appointed a Director; his principal occupation; and the number and percentage of Trust Units and Exchangeable Units that he has advised are beneficially owned by him, directly or indirectly, as of the Effective Date:

Name, Age,	Position			Trust Units / Exchangeable Units
Municipality, Province or State	Presently	Director		Beneficially Owned, Controlled or
& Country of Residence	Held(1)	Since	Principal Occupation	Directed(2)
W.C. (Mickey) Dunn, 54 (3) (5)	Director	September 1992	Chairman, True Energy Trust	15,600 / nil
Edmonton, Alberta, Canada				0.012% / nil
Brian A. Felesky, CM, Q.C., 63(3)	Director	December 2005	Counsel, Felesky Flynn LLP. From	2,800 / nil
Calgary, Alberta, Canada			April 1978 through July 2006, Partner	0.002% / nil
at Felesky Flynn LLP.
Robert J.S. Gibson, 60 (3) (4)	Director	June 1996	President, Stuart & Company Limited	63,200(6) / nil
Calgary, Alberta, Canada				0.050% / nil
Allen R. Hagerman, 55 (7)	Director	December 4, 2006	Chief Financial Officer, Canadian Oil	1,000 / nil
Cochrane, Alberta, Canada			Sands Limited since 2003, Chief	0.001% / nil
Financial Officer, Fording Canadian
Coal Trust 2002 to 2003 (8)
Stephen J.J. Letwin, 51	Director	December 4, 2006	Executive Vice President, Gas	nil / nil
Houston, Texas, USA			Transportation and International,	nil% / nil
Enbridge Inc., 2005 to present. Group
Vice President, Gas Strategy &
Corporate Development, Enbridge
Inc., 2003 to 2005, Group Vice
President, Distribution and Services,
Enbridge Inc., 2001 to 2003 (9)
Patrick M. Murray, 64 (4)	Director	July 2002	Chairman and Chief Executive	40,000 / nil
Dallas, Texas, USA			Officer, Dresser Inc.	0.032% / nil
Frederick W. Pheasey, 64 (5)	Director	July 2002	Director of Dreco Energy Services	44,000 / nil
Edmonton, Alberta, Canada			Ltd.	0.035% / nil
Robert L. Phillips, 56 (3) (5)	Director	May 2004	Corporate Director	5,000(10) / nil
Vancouver, British Columbia,				0.004% / nil
Canada
Hank B. Swartout, 55 (11)	Director	July 1987	Executive Chairman of Precision	64,888 (12)/nil
Calgary, Alberta, Canada	Executive			0.052% / nil
Chairman

Notes:

(1)	Each Director’s term of office expires not later than the close of business at the next annual meeting, or until successors are appointed or a Director vacates their office, and a Director is normally not renominated following the earlier of their fifteenth term or 69th birthday.

(2)	The percentage of Trust Units and Exchangeable Units beneficially owned is calculated based on an aggregate of 125,757,924 Trust Units and Exchangeable Units outstanding as of the Effective Date.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Audit Committee.

(5)	Member of the Compensation Committee.

(6)	8,000 of the Trust Units are held by Stuart & Company Limited, a company controlled by Mr. Gibson, and 10,000 of the Trust Units are held in a registered retirement savings plan for the benefit of Mr. Gibson.

(7)	It is intended that Mr. Hagerman will be appointed as a member of the Audit Committee shortly after the Meeting.

(8)	Mr. Hagerman has held these positions during the previous five years.

(9)	Mr. Letwin has held these positions during the previous five years.

(10)	2,000 of the Trust Units are held by R.L. Phillips Investments Inc., a company controlled by Mr. Phillips.

(11)	Effective January 1, 2007, Mr. Swartout relinquished his position as Chief Executive Officer of Precision and assumed the role of Executive Chairman of Precision.

(12)	The Trust Units are held by 1201112 Alberta Ltd., a company controlled by Mr. Swartout.
     Each nominee for appointment to the board of Precision is independent with the exception of Hank B. Swartout, Executive Chairman and Chairman of the Board of Directors of Precision and accordingly an executive officer.

     The following table sets forth, for each Trustee or potential Trustee and Director, a brief biography and a list of other public company boards on which the Trustees and Directors serve:

W.C. (Mickey) Dunn, Edmonton, Alberta, Canada
Mr. Dunn, 54, is the Chairman of the Board of True Energy Trust, a founding shareholder and director of Rentcash Inc., a director of Vero Energy Inc. and a director of Cork Exploration Inc. Previously, Mr. Dunn was President and Chief Executive Officer of Cardium Service and Supply Limited, Cardium Tool Services Inc. and Colorado Silica Sand Inc. He has been a Director of Precision since September 1992.
Status: Independent
Unit Holdings: 15,600

Board/Committee Memberships (Attendance)	Public Board Memberships
(Exchange: Symbol)
Board of Directors (6 of 8)	Cork Exploration Inc. (TSX:CRK)
Compensation Committee (4 of 4)	Rentcash Inc. (TSX: RCS)
Corporate Governance and Nominating Committee (4 of 5)	True Energy Trust (TSX: TUI.UN)
Vero Energy Inc. (TSX: VRO)

Brian A. Felesky, CM, Q.C., Calgary, Alberta, Canada
Mr. Felesky, 63, is Counsel to Felesky Flynn LLP, a law firm specializing in tax and trust law. Mr. Felesky is a Co-Chair, Homefront (a domestic abuse charitable organization), Vice-Chair Canada West Foundation, a member of the Senate of Athol Murray College of Notre Dame, a board member of the Calgary Stampede Foundation and the Calgary Arts Development Authority. Mr. Felesky also serves on the board of Suncor Energy, Inc., EPCOR Power LP, Fairquest Energy Limited and Resin Systems Inc. He has been a Director of Precision since December 2005.
Status: Independent
Unit Holdings: 2,800

Board/Committee Memberships (Attendance)	Public Board Memberships
(Exchange: Symbol)
Board of Directors (8 of 8)	EPCOR Power LP (TSX: EP.UN)
Corporate Governance and Nominating Committee (2 of 2) (1)	Fairquest Energy Limited (TSX: FQE)
Resin Systems Inc. (TSX: RS)
Suncor Energy, Inc. (TSX: SU, NYSE: SU)

Robert J.S. Gibson, Calgary, Alberta, Canada
Mr. Gibson, 60, has been President of a private investment firm, Stuart & Company Limited, since 1973 and is also Managing Director of Alsten Holdings Ltd. He has been a Director of Precision since June 1996 and was appointed to the Board of Trustees in September 2005.
Status: Independent
Unit Holdings: 63,200

Board/Committee Memberships (Attendance)	Public Board Memberships (Exchange: Symbol)
Board of Directors (8 of 8)	None
Board of Trustees (10 of 10)
Audit Committee (4 of 4)
Corporate Governance and Nominating Committee - Chairman (5 of 5)

Allen R. Hagerman, Cochrane, Alberta, Canada
Mr. Hagerman, 55, currently holds the position of Chief Financial Officer, Canadian Oil Sands Limited. Mr. Hagerman is a member of the Canadian Institute of Chartered Accountants. He also serves on the board of Syncrude Canada Limited and EPCOR Power LP. Mr. Hagerman has been a Director of Precision since December 2006.
Status: Independent
Unit Holdings: 1,000

Board/Committee Memberships (Attendance)	Public Board Memberships
(Exchange: Symbol)
Board of Directors (1 of 1) (2)	EPCOR Power LP (TSX: EP.UN)

Stephen J.J. Letwin, Houston, Texas, United States of America
 Mr. Letwin, 51, currently holds the position of Executive Vice President, Gas Transportation & International, Enbridge Inc. Mr. Letwin also serves on the board of Mancal Corporation, Gaz Metropolitan Limited Partnership, Enbridge Energy Partners L.P., Interstate Natural Gas Association of America (INGAA), Canadian Gas Association (CGA) and the C.D. Howe Institute. He has been a Director of Precision since December 2006.
Status: Independent
Unit Holdings: Nil

Board/Committee Memberships (Attendance)	Public Board Memberships
(Exchange: Symbol)
Board of Directors (1 of 1) (3)	Enbridge Energy Partners, L.P. (NYSE: EEP)
Gaz Metropolitan Limited Partnership (TSX: GZM.UN)

Patrick M. Murray, Dallas, Texas, United States of America
Mr. Murray, 64, is Chairman and CEO of Dresser Inc., a member of the American Petroleum Institute, the Society of Petroleum Engineers, the boards of the World Affairs Council of Greater Dallas, the Valve Manufacturers Association, the Petroleum Equipment Supplier Association, the McGuire Energy Institute and is a director of Houston-based Harvest Natural Resources, Inc. Mr. Murray has been a Director of Precision since July 2002 and was appointed to the Board of Trustees in September 2005.
Status: Independent
Unit Holdings: 40,000

Board/Committee Memberships (Attendance)	Public Board Memberships
(Exchange: Symbol)
Board of Directors (7 of 8)	Harvest Natural Resources, Inc. (NYSE: HNR)
Board of Trustees (9 of 10)
Audit Committee — Chairman (4 of 4)

Frederick W. Pheasey, Edmonton, Alberta, Canada
Mr. Pheasey, 64, is the founder and continues to be a director of Dreco Energy Services Ltd., which was acquired by National Oilwell, Inc. in 1997. Mr. Pheasey served as Executive Vice President and a director of National Oilwell, Inc. from 1997 to 2004 and continued to serve on the board of National Oilwell, Inc. to May 2005. Mr. Pheasey has been a Director of Precision since July 2002.
Status: Independent
Unit Holdings: 44,000

Board/Committee Memberships (Attendance)	Public Board Memberships
(Exchange: Symbol)
Board of Directors (7 of 8)	None
Compensation Committee — Chairman (4 of 4)
Corporate Governance and Nominating Committee (3 of 5) (4)

Robert L. Phillips, Vancouver, British Columbia, Canada
Mr. Phillips, 56, was most recently President and Chief Executive Officer of BCR Group of Companies from 2001 to 2004. Previously, he was Executive Vice President at MacMillan Bloedel Limited (1999 – 2001), President and Chief Executive Officer of PTI Group Inc. (1998 – 1999) and President and Chief Executive Officer of Dreco Energy Services Ltd. (1994 – 1998). Mr. Phillips has been a Director of Precision since May 2004 and also serves on the boards of several other major Canadian corporations.
Status: Independent
Unit Holdings: 5,000

Board/Committee Memberships (Attendance)	Public Board Memberships
(Exchange: Symbol)
Board of Directors (8 of 8)	Axia NetMedia Corporation (TSX: AXX)
Compensation Committee (4 of 4)	Boston Pizza Royalties Income Fund (TSX: BPF.UN)
Corporate Governance and Nominating Committee (5 of 5)	Canadian Western Bank (TSX: CWB)
EPCOR Preferred Equity Inc. (TSX: EPE.PR.A)
EPCOR Utilities Inc. (unlisted)
MacDonald, Dettwiler & Associates Ltd. (TSX: MDA)
Terra Vest Income Fund (TSX: TI.UN)
Tree Island Wire Income Fund (TSX: TIL.UN)
West Fraser Timber Co. Ltd. (TSX: WFT)

Hank B. Swartout, Calgary, Alberta, Canada
Mr. Swartout, 55, currently holds the position of Executive Chairman of Precision. From November 2005 to December 2006, Mr. Swartout held the position of Chairman and Chief Executive Officer. For the period from 1985 through 2005, Mr. Swartout held the position of Chairman, President and Chief Executive Officer of Precision. Previously, he held positions as Manager of Bawden Western Oceanic Offshore, Vice President of Rig Design and Construction for Dreco Energy Services Ltd., and Manager of Construction for Nabors Drilling Canada.
Status: Non-Independent
Unit Holdings: 64,888

Board/Committee Memberships (Attendance)	Public Board Memberships
(Exchange: Symbol)
Board of Directors — Executive Chairman (8 of 8)	Arcan Resources Ltd. (TSX: ARN)
Harvest Energy Trust (TSX: HTE. UN, NYSE: HTE)
Highpine Oil & Gas Limited (TSX: H PX)

Notes:

(1)	Mr. Felesky was appointed to the Corporate Governance and Nominating Committee on October 1, 2006

(2)	Mr. Hagerman was appointed to the Board of Directors on December 4, 2006

(3)	Mr. Letwin was appointed to the Board of Directors on December 4, 2006

(4)	Mr. Pheasey resigned from the Corporate Governance and Nominating Committee on September 30, 2006

(5)	“TSX” means the Toronto Stock Exchange.

(6)	“NYSE” means the New York Stock Exchange.
     No Trustee, or Director or executive officer of Precision has, within the last 10 years, been a director or officer of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the reporting issuer access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold assets of that person.
     No Trustee, or Director or executive officer of Precision has been subject to any penalty or sanction by a court relating to a securities legislation or by a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body.
3. APPOINTMENT OF AUDITOR
     The nominees named in the enclosed form of proxy intend to vote for the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Trust to hold office until the next annual meeting of the Trust. KPMG LLP was appointed as auditor of the Trust on October 31, 2005. Should KPMG LLP for any reason be unwilling or unable to accept re-appointment, the Board of Trustees will exercise their discretion to appoint an alternate auditor.
     Audit, audit related, tax and all other fees billed by KPMG LLP to the Trust and Precision in 2006 and 2005 are disclosed in the Annual Information Form of the Trust dated March 29, 2007 which is available on SEDAR at www.sedar.com and will be provided free of charge to any Unitholder upon request to the Vice President, Corporate Services and Corporate Secretary, at the offices of Precision, 4200, 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7, by telephone at 403.716.4500, facsimile at 403.264.0251 or email at corporatesecretary@precisiondrilling.com.
4. APPROVAL OF DEFERRED TRUST UNIT PLAN FOR NON – MANAGEMENT DIRECTORS
     At the Meeting, Unitholders will be asked to approve the “Deferred Trust Unit Plan for Non-Management Directors of Precision Drilling Corporation” (the “DTU Plan”) including the reservation of a maximum of 200,000 Trust Units which may be issued pursuant to the DTU Plan. A copy of the DTU Plan as approved by the Board of

Directors of Precision, subject to Unitholder approval, is provided in Exhibit A attached hereto, and Unitholders are encouraged to read the DTU Plan in its entirety.
DTU PLAN
     The Board of Directors of Precision has approved the DTU Plan, subject to Unitholder approval. Precision believes the DTU Plan will provide a form of directors’ compensation that aligns the interest of its non-management directors with Unitholders and will allow it to continue to attract qualified directors.
Eligibility
     All directors of Precision who are not employees of Precision are eligible to participate in the DTU Plan.
Deferred Trust Units
     Directors of Precision will be entitled to elect to receive the annual retainer fee for directors, the annual retainer fee for committee membership, and board and committee meeting fees in the form of the Deferred Trust Units (“DTUs”).
     Each DTU is a bookkeeping entry equal to the value of one Trust Unit for each DTU at the time of grant (the “DTU Account”). The DTU Account will be adjusted for each distribution to Unitholders by the amount of such distribution by issuing additional DTU’s equal to the value of the distribution based on the closing market price of the Trust Units on the TSX on the immediately prior trading day. In certain events, including a split or consolidation of Trust Units and a reorganization, proportionate adjustments will be made to the number of DTUs outstanding under the DTU Plan to reflect such changes, as determined by the Board of Directors of Precision in its sole discretion.
     Unless otherwise provided at the time of grant, each DTU will be fully vested upon being credited to a Director’s DTU Account. Each Director shall be entitled to payment of such DTUs on ceasing to be a director of Precision or an affiliate, and such entitlement shall not be subject to satisfaction of any requirements as to any minimum period of membership on the Board or other conditions. The assignment or transfer of the DTU, or any other benefits under the DTU Plan, shall not be permitted other than by operation of law.
     The number of Trust Units issuable to non-management directors, at any time, under all security based compensation arrangements of the Trust, including the DTU Plan, cannot exceed 10% of the issued and outstanding Trust Units. The number of Trust Units issued to non-management directors, within any one year period, under all security based compensation arrangements of the Trust, including the DTU Plan, cannot exceed 10% of the issued and outstanding Trust Units.
Redemption
     A Director or his or her legal representative may redeem the DTUs at any time after his or her retirement from the Board of Directors or death and on or prior to December 15 in the first calendar year after his or her retirement date or death. Each DTU will be redeemed for an equal number of Trust Units.
Amendment of DTU Plan
     The DTU Plan may be amended or terminated at any time by the Board, except as to rights already accrued thereunder.

DTU Plan Resolution
     Pursuant to the rules of the TSX, the DTU Plan must be approved by a majority of the holders of Trust Units represented at the Meeting and voted on this resolution, excluding potential participants in the DTU Plan. Accordingly, at the Meeting, the following ordinary resolution will be presented:
     “BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF PRECISION DRILLING TRUST, that:
1.	the “Deferred Trust Unit Plan for Non-Management Directors of Precision Drilling Corporation” attached as Exhibit A to the Proxy Statement and Information Circular of Precision Drilling Trust dated April 4, 2007 (the “DTU Plan”), be and the same is hereby authorized and approved; and

2.	an aggregate of 200,000 Trust Units of Precision Drilling Trust be and are hereby authorized for issuance under the DTU Plan.”
5. APPROVAL OF UNITHOLDER RIGHTS PLAN
GENERAL
     Unitholders will also be asked to consider and, if thought advisable, pass an ordinary resolution authorizing and approving the adoption of a unitholder rights plan for the Trust (the “Rights Plan”). The Rights Plan is available through the website of the Trust at www.precisiondrilling.com. If the Unitholders approve the adoption of the Rights Plan it will become effective on the Meeting date (the “Rights Plan Effective Date”). The Rights Plan reflects the “new generation” of Rights Plans designed to meet the proxy voting guidelines of institutional investors.
     The Rights Plan utilizes the mechanism of a Permitted Bid (as hereinafter described) to ensure that a person seeking control of the Trust gives Unitholders and the Administrator sufficient time to evaluate the bid, negotiate with the initial bidder and encourage competing bids to emerge. The purpose of the Rights Plan is to protect Unitholders by requiring all potential bidders to comply with the conditions specified in the Permitted Bid provisions or risk being subject to the dilutive features of the Rights Plan. Generally, to qualify as a Permitted Bid, a bid must be made to all Unitholders and must be open for 60 days after the bid is made. If more than 50% of the Trust Units (including those underlying Exchangeable Units) held by Independent Unitholders (as hereinafter defined) are deposited or tendered to the bid and not withdrawn, the bidder may take up and pay for such Trust Units and Exchangeable Units. The take-over bid must then be extended for a further period of ten business days on the same terms to allow those Unitholders who did not initially tender their Trust Units or Exchangeable Units to tender to the take-over bid if they so choose. Thus, there is no coercion to tender during the initial 60-day period because the bid must be open for acceptance for at least ten business days after the expiry of the initial tender period. The Rights Plan is designed to make it impracticable for any person to acquire more than 20% of the outstanding Trust Units (including those underlying Exchangeable Units) without the approval of the Administrator except pursuant to the Permitted Bid procedures or pursuant to certain other exemptions outlined below. Management believes that the Rights Plan taken as a whole should not be an unreasonable obstacle to a serious bidder willing to make a bona fide and financially fair offer open to all Unitholders. The provisions of the Rights Plan relating to portfolio managers are designed to prevent the triggering of the Rights Plan by virtue of the customary activities of such persons.
     The Rights Plan will expire ten years following the Rights Plan Effective Date, subject to re-confirmation every three years.
     The following is a summary of the principal provisions of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan.

Regulatory Approval
     The TSX accepted notice for filing of the Rights Plan subject to certain conditions being satisfied including, among other things, that the Rights Plan be approved by the Unitholders by a majority of votes cast by Unitholders at the Meeting in respect of the resolution confirming the Rights Plan. The TSX further requires that if the Rights Plan is not approved as aforesaid, then it must not be implemented.
Issue of Rights
     On the Rights Plan Effective Date, one right (a “Right”) will be issued and attached to each outstanding Trust Unit. One Right will also attach to any subsequently issued Trust Units. The initial exercise price of each Right is $200 (the “Exercise Price”), subject to appropriate anti-dilution adjustments.
Rights Exercise Privilege
     The Rights will separate from the Trust Units to which they are attached and will become exercisable at (the “Separation Time”) at the close of business on the tenth trading day after the earlier of: (i) the first date of public announcement by the Trust or an Acquiring Person (as hereinafter defined) of facts indicating that a person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement of, the intent of any person (other than the Trust or any subsidiary of the Trust) to commence a take-over bid (other than a Permitted Bid or Competing Bid (as described below)); or (iii) the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such, or, in either case, such later date as may be determined by the Administrator.
     The acquisition by a person (an “Acquiring Person”), including persons acting in concert, of 20% or more of the Trust Units (including those underlying Exchangeable Units), other than by way of a Permitted Bid in certain circumstances, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of the public announcement by the Trust or by an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Trust Units at a 50% discount to the market price at the time (for example, Trust Units with a total market value of $200, on payment of $100).
     The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the attached Trust Units, reported earnings per Trust Unit on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.
Certificates and Transferability
     Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Trust Units and will not be transferable separately from the attached Trust Units. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Trust Units.
Permitted Bid Requirements
     The requirements of a Permitted Bid include the following:
•	the take-over bid must be made by way of a take-over bid circular;

•	the take-over bid must be made to all holders (other than the bidder) of Trust Units and holders of Exchangeable Units on the same terms;

•	the take-over bid must not permit Trust Units or Exchangeable Units tendered pursuant to the take-over bid to be taken up prior to the expiry of a period of not less than 60 days from the date of the bid and then only if at such time more than 50% of the Trust Units (including those underlying Exchangeable Units) held by Unitholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (the “Independent Unitholders”) have been tendered pursuant to the take-over bid and not withdrawn; and

•	if more than 50% of the Trust Units (including those underlying Exchangeable Units) held by Independent Unitholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Trust Units and Exchangeable Units for an additional ten business days from the date of such public announcement.
     The Rights Plan allows a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that, provided it is outstanding for a minimum period of 35 days, it may expire on the same date as the Permitted Bid.
Waiver and Redemption
     The Administrator may, prior to a Flip-in Event, and in certain circumstances without the approval of holders of Trust Units, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event. At any time prior to the occurrence of a Flip-in Event, and in certain circumstances without the approval of the Rights holders, the Administrator may redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each.
Waiver of Inadvertent Flip-in Event
     The Administrator may, prior to the close of business on the tenth day after a person has become an Acquiring Person, waive the application of the Rights Plan to an inadvertent Flip-in Event, on the condition that such person reduces its beneficial ownership of Trust Units such that it is not an Acquiring Person within 14 days of the determination of the Administrator.
Portfolio Managers
     The provisions of the Rights Plan relating to portfolio managers are designed to prevent the occurrence of a Flip-in Event solely by virtue of the customary activities of such managers, including trust companies and other persons, where a substantial portion of the ordinary business of such person is the management of funds for unaffiliated investors, so long as any such person does not propose to make a take-over bid either alone or jointly with others.
Supplement and Amendments
     The Administrator is authorized to make amendments to the Rights Plan to correct any clerical or typographical error or to maintain the validity of the Rights Plan as a result of changes in law or regulation.
Unitholder Rights
     Until a Right is exercised, the holder thereof, as such, will have no rights as a Unitholder.

Rights Plan Resolution
     At the Meeting, Unitholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the Rights Plan for the Trust:
     “BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF PRECISION DRILLING TRUST, that:
1.	the Rights Plan, as more particularly described in Precision Drilling Trust’s Proxy Statement and Information Circular dated April 4, 2007 be and the same is hereby approved and authorized.”
III. Report on Executive Compensation
COMPENSATION COMMITTEE
     Senior executive compensation is recommended by Precision’s Compensation Committee which is currently comprised of three independent members of the Board of Directors who are appointed by and serve at the pleasure of the Board of Directors. A description of the roles and responsibilities of the Compensation Committee is set out below under the heading “Statement of Corporate Governance Practices — Compensation Committee”. The Committee, as part of its mandate, evaluates the performance of Precision’s senior executives and recommends their compensation to the Board of Directors for approval. The Compensation Committee reviews the design and competitiveness of Precision’s incentive compensation to ensure that Precision is able to attract and retain high calibre senior executives, motivate performance in furtherance of Precision’s strategic objectives, and align the interests of the senior executives with Unitholders. The members of the Compensation Committee during fiscal 2006 were Frederick W. Pheasey (Chairman), W.C. (Mickey) Dunn and Robert L. Phillips. The Compensation Committee holds meetings as and when required and met four times in 2006.
EXECUTIVE COMPENSATION OVERVIEW
     The following report sets forth the basis for the compensation of Precision’s senior executives during fiscal 2006.
     The overriding goal of Precision’s compensation policies is to provide and maintain a total compensation package to attract, retain and motivate senior executives with key competencies and commitment needed to create long-term investor value. The philosophy is to reward executive performance with variable incentive compensation where established performance targets are met or exceeded. The total compensation package encompasses base salary and benefits and short-term and long-term incentive plans. Total compensation is determined on the basis of several factors, including competitive compensation structures in the locales the individuals are employed, compensation practices prevailing in the drilling and oilfield service community, individual performance and Precision’s overall performance. During 2006, competitive compensation was measured using benchmarks of peer group companies and periodic reviews of compensation surveys.
BASE SALARY AND BENEFITS
     The compensation of Precision’s senior executives is designed to have a significant portion of total compensation based on variable incentives associated with performance. Accordingly, Precision endeavoured to establish base salaries for each of the senior executives targeted at or below the median level for similar positions in companies of comparable size within the drilling and oilfield service industry. Additionally, base salaries are managed within an internal salary structure that takes into account position competencies and experience with each position having a base salary range to reflect individual competencies and experience.

     Precision offers group benefits, a pension plan and perquisites that are competitive with similar positions in companies of comparable size within the drilling and oilfield service industry.
     Precision’s group benefits include participation in: basic, optional, and dependent life insurance; accidental death and dismemberment insurance; extended health and dental care; short and long term disability; and an employee assistance program. In addition, senior executives have supplemental accidental death and dismemberment benefits. Salaried employees pay for long term disability and optional benefits while Precision pays the balance of the benefit cost.
     Precision’s pension plan is a voluntary defined contribution plan with a matching component covering all full time employees. In addition, Precision has a group registered retirement savings plan available to all employees.
SHORT - TERM INCENTIVE PLAN FOR ELIGIBLE EXECUTIVES
     In 2006, in connection with Precision’s reorganization into an income trust, Precision terminated its cash value added (“CVA”) bonus plan (the “Bonus Plan”) for eligible senior executives. Pursuant to the Bonus Plan the amount available for payments (the “CVA Amount”) was Precision’s CVA, calculated using a formula pre-approved by the Compensation Committee, less Precision’s base operating earnings threshold or cost of capital. The base earnings threshold was the product of Precision’s capital employed as defined for the CVA calculation and Precision’s weighted average cost of capital percentage. If Precision’s base earnings were not exceeded, no payouts were made. If there was a CVA Amount, the Compensation Committee determined the percentage of the CVA Amount available for Bonus Plan payments (the “CVA payout”) and the allocation to each eligible executive. The guidelines were that up to 50% of the CVA payout to a maximum of four times base salary could be awarded to the Chief Executive Officer, with the balance of the CVA payout to the remaining eligible executives to a maximum of two times their base salary.
     For 2006, with the termination of the CVA Bonus Plan, short-term incentive compensation for senior executives was replaced with Precision’s annual performance incentive plan (“APIP”).
     The APIP has been in place for many years for all salaried employees within Precision. The APIP provides cash compensation for achieved results on corporate financial performance and individual objectives. For employees in senior management roles, each position is given a target percentage of base salary with target payouts geared to attain third quartile (75%) total compensation (base salary and APIP) when compared with peer group companies. The amount available for payments under the APIP is calculated using a formula pre-approved by the Compensation Committee. Individual payments for senior executives are recommended by the Compensation Committee to the Board of Directors for approval.
LONG - TERM COMPENSATION PLANS
     The Board of Directors, on the recommendation of the Compensation Committee, approved the implementation of a long-term incentive plan (“LTIP”) and a performance savings plan (“PSP”) for 2006 to, in part, replace the terminated CVA Bonus Plan and previous stock option plans in order to better align the performance targets of management of Precision within the new structure of the Trust. For further details see
“Compensation of Executive Officers – Compensation and Long-Term Incentive Plans.”
Presented by the Compensation Committee
FREDERICK W. PHEASEY, Chairman
W.C. (MICKEY) DUNN
ROBERT L. PHILLIPS

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER
     Throughout Precision’s growth, the Chief Executive Officer was compensated in different manners from a salary based on achievements to compensation based on a base salary plus a percentage of Precision’s cash flow.
     By 2000, Precision was embarking on a venture, relatively new to it, in the energy services segment of the oil and natural gas industry that would entail a significant increase in research and development expenditures for new and improved downhole tool technology as well as capital to provide for worldwide geographical expansion of that expanding business. The Board of Directors determined that this strategic investment would need to be made over several years and would require a significant personal commitment from the Chief Executive Officer to generate a result meaningful to Precision.
     The new venture, with the inherent risks involved in developing new or improved technology, coupled with the cyclical nature of the international oilfield services industry, led the Board of Directors to recognize that the formula that established the CVA Amount could result in the amounts available for payments in the Bonus Plan being substantially reduced. Thus, the Compensation Committee reasoned that a higher relative weight should be given to options granted to the Chief Executive Officer over a longer period, which the Board of Directors deemed advisable to provide a meaningful incentive.
     As a result, Hank B. Swartout, Precision’s Chief Executive Officer was compensated in accordance with the terms of an employment agreement effective January 1, 2001, which agreement continued to be in effect in 2005. Precision entered into the agreement in part referring to compensation surveys current at that time. Mr. Swartout resigned as President of Precision in 2005 after the reorganization of the business of Precision into an income trust. Mr. Swartout received a retirement allowance and change of control payment in accordance with the 2001 employment agreement. Notwithstanding Mr. Swartout’s resignation as President, the Board of Directors at that time approved the retention of Mr. Swartout as Chief Executive Officer for a transition period in order to mentor Precision’s executive management team following Precision’s reorganization into an income trust.
     In fiscal 2006, Mr. Swartout was compensated in accordance with the terms of a letter agreement effective January 1, 2006. Mr. Swartout’s agreement provided for him to receive for the period January 1 to December 31, 2006, in arrears, a monthly compensation payment equal to the dollar value of the monthly distribution that would usually and normally be paid to a Unitholder holding 100,000 Trust Units (the “Notional Units”) during such months, less any required statutory withholdings. During 2006, Mr. Swartout received aggregate compensation payments of $360,791 based on the Notional Units. In addition, Mr. Swartout’s agreement provided for a sum of money being set aside equal to the dollar amount required to purchase 100,000 Trust Units, such amount to be calculated based on the value of one Trust Unit at market close on December 29, 2006. The market closing price of the Trust Units on December 29, 2006 was $27 and, accordingly, Mr. Swartout was paid the aggregate amount of $2,700,000 representing the amount required to purchase 100,000 Trust Units at a price of $27 per Trust Unit.
Mr. Swartout’s salary, bonus and other compensation information is contained in the table below under the heading “Compensation of Executive Officers - Summary Compensation Table.”
     Effective January 1, 2007, Mr. Swartout relinquished his position as Chief Executive Officer of Precision and assumed the role of Executive Chairman of Precision. Pursuant to the terms of his agreement for the period January 1 to December 31, 2007, Mr. Swartout will receive compensation for the position of Executive Chairman in the amount of $750,000 per annum, paid in arrears, in accordance with Precision’s usual payment practices for members of the Board of Directors. Mr. Swartout will be entitled to receive standard group benefits according to the terms of his agreement but will not be entitled to any bonuses or to participate in any of Precision’s incentive plans. Mr. Swartout’s agreement provides that either Precision or Mr. Swartout can terminate the agreement with six months’ written notice.

IV. Compensation of Executive Officers
SUMMARY COMPENSATION TABLE
     The following table sets forth all annual and long-term compensation for services in all capacities to Precision, in Canadian dollars, of the individuals who were, at December 31, 2006, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers (collectively, the “Named Executive Officers”) of Precision.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
						Shares or
					Securities	Units
				Other	under	Subject to		All
				Annual	Options/SARs	Resale	LTIP	Other
	Fiscal	Salary	Bonus	Compensation	Granted	Restrictions	Payouts	Compensation
Name and Principal Position	Year	($)	($)(1)	($)(2)	(#)	($)	($)	($)

Hank B. Swartout (3)	2006	—	—	—	—			3,095,790 (4)
Chief Executive Officer	2005	840,000	3,360,000		403,038 (5)			15,589,000 (6)
	2004	831,000	3,200,000		200,000			138,520
Doug J. Strong (7)	2006	200,000	447,372	—	—			—
Chief Financial Officer	2005	153,461	169,000	—	—			—
	2004	140,038	115,000	—	12,000			—
Gene C. Stahl (8)	2006	229,327	493,669	—	—	—		—
President and Chief Operating	2005	146,827	169,000	—	—	—		—
Officer	2004	119,942	110,000	—	7,000	—		—
Dwayne Peters	2006	200,000	447,372	—	—			—
Senior Vice President,	2005	200,000	320,000	—	60,000 (9)			—
Contract Drilling Services,	2004	166,154	235,000	—	—			—
United States
Ron Berg	2006	200,000	447,372	—	—			—
Senior Vice President,	2005	174,615	169,000	—	—			—
Completion and Production	2004	163,830	125,000	—	18,000			—
Services

Notes:

(1)	The amounts listed are the bonus amounts earned during the year indicated and relate to performance criteria which was met for that year, but the cash amounts, if applicable, are paid during the following year and included amounts related to the APIP and PSP.

(2)	“Other Annual Compensation” did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus of Named Executive Officers.

(3)	Effective January 1, 2007 Mr. Swartout relinquished his position as Chief Executive Officer of Precision and assumed the role of Executive Chairman of Precision.

(4)	As part of his overall compensation for 2006, Mr. Swartout received aggregate lump sum cash payments totalling $3,060,791 — see “Report on Executive Compensation — Compensation of the Chief Executive Officer.” In addition, Mr. Swartout was able to purchase his company vehicle at that time valued at $35,000 for the price of $1.00. Accordingly, Mr. Swartout received a taxable benefit of $34,999.

(5)	Mr. Swartout was originally granted 300,000 options in 2005. 100,000 of the options granted were doubled to 200,000 on May 18, 2005, the effective date of Precision’s stock split on a two-for-one basis. 3,038 additional options were issued pursuant to the formula for the treatment of granted options under the Plan of Arrangement which is contained in the Management Information Circular of Precision dated October 3, 2005 commencing on page 33, incorporated herein by reference, and available to Unitholders on SEDAR at www.sedar.com and without charge upon request to the Vice President, Corporate Services and Corporate Secretary of Precision.

(6)	Mr. Swartout’s executive employment agreement provided for a retirement allowance equal to US$1,500,000 plus US$100,000 per year for each year of service commencing April 30, 1996, a change of control payment equal to three times his highest annual salary and bonus, and the option to purchase the vehicle then driven by Mr. Swartout for a purchase price of $1.00. Mr. Swartout resigned as President of Precision on the completion of the reorganization of the business of Precision into the Trust and was paid a retirement allowance of $2,915,000, a change of control payment of $12,600,000 and agreed to purchase the vehicle driven by him valued at $74,000.

(7)	Mr. Strong was appointed as Chief Financial Officer effective November 7, 2005.

(8)	Mr. Stahl was appointed as President and Chief Operating Officer effective November 7, 2005.

(9)	Mr. Peters was originally granted 30,000 options in 2005, which were doubled to 60,000 on May 18, 2005, the effective date of Precision’s stock split on a two-for-one basis.

LTIP AWARDS DURING FINANCIAL YEAR ENDED DECEMBER 31, 2006

			Estimated Future Payouts Under Non-Securities-Price-Based Plans
		Performance or Other
		Period Until
Name and Principal	Securities, Units or	Maturation or
Occupation	Other Rights (#)(1)(4)	Payout(2)	Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)(3)

Hank B. Swartout	Nil	Nil	Nil	Nil	Nil
Chief Executive Officer
Doug J. Strong	RA- $600,000	March 31, 2009	$600,000	$600,000	$600,000
Chief Financial	PA - Right to	March 31, 2009	$0	$1,800,000	$3,045,693
Officer	participate in LTIP
Gene C. Stahl	RA- $750,000	March 31, 2009	$750,000	$750,000	$750,000
President and Chief	PA- Right to	March 31, 2009	$0	$2,250,000	$4,045,164
Operating Officer	participate in LTIP
Dwayne Peters	RA - $352,000	March 31, 2009	$352,000	$352,000	$352,000
Senior Vice	PA - Right to	March 31, 2009	$0	$1,057,500	$1,901,227
President, Contract	participate in LTIP
Drilling Services, United States
Ron Berg	RA - $600,000	March 31, 2009	$600,000	$600,000	$600,000
Senior Vice	PA- Right to	March 31, 2009	$0	$1,800,000	$3,045,693
President,	participate in LTIP
Completion and Production Services

Notes:

(1)	“RA” means “retention award” and “PA” means “performance award”.

(2)	Payment date is ninety (90) days from the third anniversary of the effective date of the LTIP which was January 1, 2006.

(3)	Maximum payments represented in the foregoing table represent a PA based upon a distribution rate of return of 20% for 2006 through 2008 but the maximum is not limited under the LTIP. Actual performance will be based on actual aggregate distribution growth for 2006 through 2008.

(4)	PA’s may be awarded to certain senior executives and managers of Precision with such PA initially representing the right to participate in the LTIP which PA then may turn into a monetary award based on the growth rate of distributions in respect of Trust Units with a target growth rate of 12% for 2006 through 2008.
COMPENSATION AND LONG - TERM INCENTIVE PLANS
     In 2006, Precision (i) terminated the CVA Bonus Plan and began compensating senior executives through the APIP; (ii) adopted a long-term incentive plan (“LTIP”) for key managers, senior managers and executives; and (iii) adopted a performance savings plan (“PSP”) for officers and key employees. The purpose of each of the LTIP and PSP is to assist Precision in attracting, retaining and motivating key personnel by allowing the employee to participate in the long-term success of the Trust while further aligning the interests of such individuals with Unitholders of the Trust.
Long -Term Incentive Plan
     The LTIP authorizes Precision to grant a retention award (“Retention Award”) and a performance award (“Performance Award”) to key managers, senior managers or executives of Precision and its affiliates (each a “Participant”). The LTIP is administered by the Board of Directors.
     The Board of Directors may grant a Retention Award and the value of any such Retention Award is a fixed amount as determined by the Board of Directors. Each Retention Award will vest on the date that is ninety (90) days after the third anniversary of the effective date of the LTIP. Retention Awards with an aggregate value of $11,643,750 were granted in 2006 and Precision shall pay to each Participant a lump sum payment equal to the value of the Retention Award, less any applicable withholding taxes, on such date provided that the Participants are employed by Precision at such time and other conditions under the LTIP are met.
     The Board of Directors of Precision may also grant a Performance Award to each participant under the LTIP. The target dollar value (the “Target Value”) of any such Performance Award is determined by the Board of Directors, at its discretion, and may vary from Participant to Participant based on a number of factors. Provided a Participant is engaged in active employment on the date that is ninety (90) days after the third anniversary of the effective date of the LTIP, such percentage of the Target Value of the Performance Award shall vest.
     Performance Awards were granted during 2006. The Performance Awards have an operational performance measure being the distribution growth rate and the amount of the aggregate distributions of the Trust during the period from 2006 through 2008. It was considered at the time of the grant of the Performance Awards that it was important for the Trust to achieve a distribution growth rate of 12% over such three year period (equal to total cumulative distributions over such period of $10.24 per unit) and such growth rate is presently considered the “Target Value” under the LTIP. Assuming the Target Value is achieved, the aggregate amount of the Performance Awards granted during 2006 and paid in 2009 will be $34,931,250. Where less than 100% of the Target Value of a Performance Award is achieved, the non-vested portion of such award shall be forfeited and cancelled without payment and there shall be no further right or entitlement in respect of such cancelled portion of the Performance Award under the LTIP.
     In the event of a Change in Control (as defined in the LTIP) of the Trust or Precision, the vesting provisions attached to each of the Retention Awards are accelerated and all unexercised Retention Awards will be paid immediately prior to the date upon which the Change of Control is completed. The LTIP also provides for the termination of Retention Awards in the event of the cessation of employment or the accelerated vesting of the Retention Awards in the event of the death of a participant.
     In the event of a Change in Control of the Trust or Precision, the aggregate distribution amount in respect of the Performance Awards shall be adjusted proportionately to the portion of the performance period that is accrued to the date of the Change of Control and a portion of any non-vested Performance Awards shall vest in accordance with the vesting percentages applicable on achievement of Target Value applicable to the adjusted aggregate distributions.
     The cost of the LTIP to Precision is expensed in Precision’s financial statements on an annual basis.
Performance Savings Plan
     The PSP is designed to provide an annual performance cash bonus (“Performance Bonus”) tied to the satisfactory achievement of financial performance metrics (including growth in distributions) and safety performance metrics (“Performance Targets”), in each case to be determined annually by the Compensation Committee. A recipient may be able to elect to receive all or a portion of an annual Performance Bonus in the form of three-year deferred Trust Units (“Deferred Trust Unit”) which are redeemable in cash.
     On or before the end of each calendar year immediately prior to a performance year (“Performance Year”), the Board of Directors will, using their discretion, establish the Performance Targets to be awarded to certain participants (“PSP Participants”) who are engaged in active employment with Precision (“Active Employment”). Following completion of each Performance Year, a bonus pool (“Bonus Pool”) will be established in respect of the applicable Performance Year based upon, and subject to, the attainment of the Performance Targets set for such Performance Year. The determination of the Bonus Pool in respect of any Performance Year will be subject to ratification and approval by the Board of Directors, unless otherwise delegated by the Board of Directors.

     The award date (“Award Date”) for Performance Bonuses in respect of a particular Performance Year will occur within ninety (90) days of the end of the Performance Year. Accordingly, any award of Performance Bonus will be in respect of services rendered by the PSP Participant in the Performance year immediately prior to the Award Date.
     Each PSP Participant will be entitled to elect in advance of an Award Date the portion of his or her Performance Bonus that the PSP Participant wishes to have paid in the form of Deferred Trust Units (with the remainder, if any, to be received in cash less applicable withholding taxes) by completing, signing and delivering to the Trust the applicable written election and acknowledgement form (“Election and Acknowledgment Form”). If the Election and Acknowledgment Form is not so delivered within the time specified, the PSP Participant will be deemed to have elected to receive his or her Performance Bonus, as applicable, in a lump sum cash payment less applicable withholding tax and such lump sum payment shall be made in accordance with the normal payroll practice of Precision. All Deferred Trust Units granted to a PSP Participant will be credited to the PSP Participant’s account (“PSP Participant’s Account”) as of the Award Date for the grant.
     A PSP Participant’s Account will be credited with the distribution equivalents as of each distribution payment date in connection with distribution payments for Trust Units that the PSP Participant would have received if each Deferred Trust Unit held by the PSP Participant was a Trust Unit. On any business day (that is one hundred twenty (120) days from the date such Deferred Trust Unit is credited to a PSP Participant’s Account) PSP Participants are able to redeem all, or only a portion of, the Deferred Trust Units (“Payment Date”) in his or her PSP Participant’s Account. PSP Participants will be required to redeem all of the Deferred Trust Units in his or her PSP Participant’s Account upon the occurrence of a mandatory payment date (“Mandatory Payment Date”) (which includes: (i) the last payroll pay date in December of the second (2nd) full calendar year after the Award Date of such Deferred Trust Unit; (ii) sixty (60) days after the death of a PSP Participant or after a PSP Participant ceases to be engaged in Active Employment; or (iii) the number of days which will, in any event, be not less than thirty (30) days following the date on which the Board of Directors terminates or suspends the PSP). The redemption value for a Deferred Trust Unit, in respect of a Payment Date or Mandatory Payment Date, shall be an amount of money equal to the number of Deferred Trust Units in the PSP Participant’s Account that are redeemable on such Payment Date or Mandatory Payment Date multiplied by the arithmetic average of the daily volume weighted average trading price of the Trust Units on the TSX for those five (5) trading days on which at least one board lot of Trust Units is traded immediately preceding the Payment Date or Mandatory Payment Date. Such payments will take the form of a lump sum payment in cash made by Precision less applicable withholding taxes.
     In the event of a Change in Control (as defined in the PSP) of the Trust or Precision, at any time following the designation of the PSP Participants for a Performance Year and prior to the Award Date in respect of the Performance Year, and within ninety (90) days following that date of the Change of Control either: (i) a PSP Participant’s employment or service with Precision is terminated, or (ii) the PSP is terminated, then the Bonus Pool in respect of the Performance Year shall be calculated forthwith (including, where the Change of Control occurs prior to the completion of the Performance Year, on a proportionate year-to-date basis in respect of the Performance Targets). Any related Performance Bonuses shall be deemed to have been immediately granted with the date of the Change of Control being deemed to be the Award Date for all purposes.
     The cost of the PSP to Precision is expensed in Precision’s financial statements on an annual basis.

EMPLOYMENT CONTRACTS
     At the Effective Date, Precision has existing employment contracts with three of its Named Executive Officers.
     The executive employment agreement between Precision and each of Ron Berg and Gene C. Stahl (collectively, the “Executive Agreements”) provide for a base salary, benefits, bonuses and other potential compensation through participation in Precision’s compensation plans to be determined by Precision from time to time. In the event of termination without cause within two years of a change of control, or constructive dismissal within two years after a change of control, the Executive Agreements provide for a payment: (i) equal to the Best Year Amount (as defined below) plus one-twelfth of the Best Year Amount for each full year from the effective date of service to the date of termination of employment, up to a maximum of one-half of the Best Year Amount; (ii) a payment of the lesser of $15,000 or an amount equal to 8% of the base salary at the date of termination representing compensation for lost benefits; and, (iii) acceleration of vesting of all outstanding options. In the event of termination without cause or constructive dismissal prior to a change of control, or in the event of constructive dismissal within two years after a change of control, the Executive Agreements provide for a payment, if either Mr. Berg or Mr. Stahl has been employed for in excess of two years, of the Average Year Amount (as defined below) plus one-twelfth of the Average Year Amount for each full year of employment from the effective date of service up to a maximum of one-half of the Average Year Amount. The “Best Year Amount” means the highest annual base salary during any of the two most recent calendar years, including the year of termination, and the highest amount of the bonus attributable to Mr. Berg or Mr. Stahl respectively for any one year during the two calendar years prior to the year of termination. The “Average Year Amount” means the annual base salary for the year during which the employment of Mr. Berg or Mr. Stahl is terminated and the simple average amount of the bonuses attributable to Mr. Berg or Mr. Stahl for the two years immediately preceding the year during which employment is terminated.
     The executive employment agreement between Precision and Dwayne Peters (the “Peters Agreement”) provides for: a base salary, benefits, bonuses and participation in Precision’s compensation plans to be determined by Precision, from time to time. The Peters Agreement provides, in the event of termination without cause prior to December 31, 2008 (being the end of the term of the Peters Agreement) (the “Term”), for a lump sum payment equal to the base salary that would have been earned from the date of termination until the end of the Term; a lump sum payment of 10% equal to the base salary that would have been earned from the date of termination until the end of the Term; pro rata payments, as applicable, under Precision’s compensation plans Mr. Peters participated in; and a relocation allowance of four weeks base salary to relocate back to Canada from the United States, as applicable.
     Information in connection with Mr. Swartout’s current employment arrangement with Precision is set forth under the heading “Report on Executive Compensation — Compensation of the Chief Executive Officer” above.
PERFORMANCE GRAPHS
     The following graphs compare the yearly percentage change in the cumulative Unitholder value (and prior to November 7, 2005, the effective date of the Plan of Arrangement, the shareholder value of common shares of Precision) over the last five years assuming a $100 investment was made December 31, 2001, with the cumulative total return of the S&P/TSX Composite Index, the S&P/NYSE Composite Index, and the Philadelphia Stock Exchange Oil Service Sector Index (“OSX”). The graphs assume the reinvestment of the 2005 and 2006 distributions respectively, per Trust Unit, as well as the reinvestment in Trust Units of the distribution of cash of $6.83 per Precision common share and 0.2089 per Precision common share representing the value of the pro-rated distribution of shares of Weatherford International Ltd. which were distributed on November 7, 2005 at a value of $16.24 per share pursuant to the Plan of Arrangement.

Toronto Stock Exchange
New York Stock Exchange

V. Administration Agreement and Compensation of the Trustees and Directors
ADMINISTRATION AGREEMENT
     The Trust and Precision are parties to an administration agreement entered into on November 7, 2005 (the “Administration Agreement”). Under the terms of the Administration Agreement, Precision provides administrative and support services to the Trust including, without limitation, those necessary to: (i) ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation; (ii) provide investor relations services; (iii) provide or cause to be provided to Unitholders all information to which Unitholders are entitled under the Declaration of Trust including relevant information with respect to financial reporting and income taxes; (iv) call and hold meetings of Unitholders and distribute required materials, including notices of meetings and information circulars, in respect of all such meetings; (v) assist the Board of Trustees in calculating distributions to Unitholders; (vi) ensure compliance with the Trust’s limitations on non-resident ownership, if applicable and (vii) generally provide all other services as may be necessary or as may be requested by the Board of Trustees. Precision charges the Trust for such administrative and support services an amount equal to Precision’s cost of providing such services plus 5%.
TRUSTEE COMPENSATION
     The Compensation Committee reviews Trustee compensation annually and recommends updates to the Board of Trustees for approval when considered appropriate or necessary to recognize the workload, time commitment and responsibility of the Trustees (see “Statement of Corporate Governance Practices -Compensation Committee” below). In determining the compensation to be awarded, the time commitment in service to the Trust, comparative fees received by other trustees of trusts of a similar size, and the responsibilities of the Board of Trustees are considered. In 2006, each Trustee received an annual retainer of $10,000 and meeting fees of $1,250 per meeting, which was paid quarterly commencing on March 31, 2006. Each member of the Board of Trustees attended each of the ten meetings of the Board of Trustees held in 2006, except for Mr. Murray who attended nine of the Board of Trustee meetings. The following table details the compensation received by each Trustee in 2006:

Name	Trustee Retainer	Meeting Fees	Total Fees	Travel Allowance (US$)

Robert J.S. Gibson	10,000	12,500	22,500	—
Patrick M. Murray	10,000	11,250	21,250	2,000
H. Garth Wiggins(1)	10,000	12,500	22,500	—
Note:

(1)	Mr. Wiggins is not standing for re-election as a director and Trustee of Precision and the Trust, respectively.
     In 2007, each Trustee will be paid an annual retainer of $10,000 and a meeting fee of $1,250 per meeting, to be paid quarterly in arrears commencing on April 1, 2007.
DIRECTOR COMPENSATION
     The Compensation Committee periodically reviews the adequacy and form of Directors’ compensation and recommends updates to the Board of Directors for approval when considered appropriate. In determining the compensation to be awarded, the Compensation Committee considers the time commitment of the Directors, the time commitment of the Chairman of each committee of the Board of Directors (each a “Committee”), and the lead director of the Board of Directors (the “Lead Director”), and compares the remuneration to that received by directors of comparatively sized companies (see “Statement of Corporate Governance Practices - Compensation Committee” below).

     In fiscal 2006, the Compensation Committee engaged the services of Mercer Human Resource Consulting to assist with the Compensation Committee’s review of Director’s pay, with total fees of $32,000. In 2006, each Director received an annual retainer of $100,000 and meeting fees of $1,250 per meeting. The Chairmen of the Compensation Committee and the Corporate Governance and Nominating Committee received an additional annual retainer of $7,500, and the Chairman of the Audit Committee received an additional annual retainer of $15,000. Members of the Audit Committee received meeting fees of $2,500 per meeting and members of the Compensation Committee and Corporate Governance and Nominating Committees received meeting fees of $1,250 per meeting. The Lead Director who was responsible for ensuring that the Board of Directors exercised independent judgment in making decisions (and whose role is further described under the heading “Statement of Corporate Governance Practices - Lead Director of the Board of Directors” below) received $5,000 for each quarter he served as Lead Director. Directors who are required to travel more than three hours by air to Board of Directors or Committee meetings were paid a travel allowance of US$1,000. Expenses that were incurred by each Director as a consequence of attending Board of Directors or Committee meetings were reimbursed. Mr. Swartout, the Chairman and Chief Executive Officer of Precision during fiscal 2006, did not receive fees in respect of his role as a Director.
     During the fiscal year ended December 31, 2006, the Directors were paid aggregate compensation of $962,925. The following table sets forth all compensation, including expenses paid to the Directors, for the 2006 financial year.

	Board	Committee		Lead
	Meeting	/ Board	Chair	Director		Travel	Expenses
	Fees	Retainer	Retainer	Fee	Total Fees	Allowance	Paid
Name	($)	($)	($)	($)	($)	(US$)	($)
W.C. (Mickey) Dunn	18,750	107,500	—	—	126,260	—	1,350
Brian A. Felesky, CM, Q.C.	13,750	100,937	—	—	114,687	—	Nil
Robert J.S. Gibson	27,500	111,250	7,500	—	146,250	—	Nil
Allen R. Hagerman (1)	1,250	8,333	—	—	9,583	—	Nil
Stephen J.J. Letwin (2)	1,250	8,333	—	—	9,583	1,000	Nil
Patrick M. Murray	20,000	107,500	15,000	—	142,500	4,000	20,567
Frederick W. Pheasey	18,750	106,562	7,500	—	132,812	—	7,045
Robert L. Phillips	25,000	107,500	—	20,000	152,500	—	14,053
Hank B. Swartout (3)	—	—	—	—	—	—	Nil
H. Garth Wiggins (4)	21,250	107,500	—	—	128,750	—	Nil

Notes:

(1)	Mr. Hagerman was appointed to the Board of Directors on December 4, 2006 and received $8,333 of the retainer for 2006 for attendance at the only meeting of the Board of Directors in 2006 after his appointment.

(2)	Mr. Letwin was appointed to the Board of Directors on December 4, 2006 and received $8,333 of the retainer for 2006 for attendance at the only meeting of the Board of Directors in 2006 after his appointment.

(3)	Mr. Swartout is an executive officer and accordingly did not receive a retainer or meeting fees for his attendance at meetings of the Board of Directors.

(4)	Mr. Wiggins is not standing for re-election as a director.
     In 2007, Director compensation will be paid as follows:

Director retainer		$100,000
Committee chair retainer
- Audit Committee		$15,000
- Other Committees		$7,500
Committee member retainer
- Audit Committee		$7,500
- Other Committees		$3,750
Board/committee meeting attendance fee	$ 1,250 per meeting
Lead Director	$ 5,000 per quarter
Non-resident attendance fee	US$	1,000 per trip

OWNERSHIP GUIDELINES
     Following a review and analysis of ownership guidelines currently in place with entities similar in size and structure to Precision, the Board of Trustees and the Board of Directors established revised ownership guidelines which became effective in February of 2007. Trustees and Directors are expected to own Trust Units or Exchangeable Units the fair market value of which are to be equal to at least two times the amount of their respective annual retainer. The ownership guidelines for the Trustees and Directors are set for achievement within four years. The Executive Chairman, Chief Executive Officer and President are expected to own Trust Units or Exchangeable Units the fair market value of which are to be equal to at least two times their base salary. The Chief Financial Officer, Vice Presidents and next reporting level of senior employees are expected to own Trust Units or Exchangeable Units the fair market value of which are to be equal to at least one times their base salary. The ownership guidelines for the Executive Chairman, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents and next reporting level of senior officers is set for achievement within five years.
TRUSTEES INDEMNITY
     The Declaration of Trust provides that each Trustee must act honestly and in good faith with a view to the best interests of the Trust and exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that each Trustee is entitled to indemnification from the Trust in respect of the exercise of the Trustee’s power and the discharge of the Trustee’s duties, provided that the Trustee acted honestly and in good faith with a view to the best interests of the Trust or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee had reasonable grounds for believing that his conduct was lawful.
TRUSTEES, DIRECTORS AND OFFICERS LIABILITY INSURANCE
     The Trust has purchased a liability insurance policy which expires May 1, 2007. The policy covers corporate indemnification of the Trustees, Directors and officers. The policy has a $70 million limit and corporate indemnification deductibles apply. The annual premium for this coverage is $778,130.
VI. Statement of Corporate Governance Practices
     The Board of Trustees and the Board of Directors believe that sound corporate governance is fundamental to achieving the Trust’s and Precision’s strategic and operational plans, goals and objectives.
     To maintain high standards of governance in a rapidly changing environment, the Board of Trustees and the Board of Directors routinely review and update mandates, guidelines, policies and procedures relating to the corporate governance mandates and policies of the Trust and Precision (collectively, the “Governance Mandates and Policies”). Such Governance Mandates and Policies were updated in March of 2006 to reflect the reorganization of Precision’s business into an income trust. In connection therewith, the Board of Trustees and the Board of Directors adopted new mandates and new corporate governance guidelines. In addition, the Board of Directors has adopted new position descriptions for the Chairman of the Board of Directors and the Lead Director, new Charters and Terms of Reference for each Committee, and revised position descriptions for the Chairman of each Committee. The revised Governance Mandates and Policies were adopted at meetings of the Board of Trustees and the Board of Directors, as applicable, on July 26, 2006 and supersede all former governance mandates, guidelines, policies and procedures of the Trust and Precision.
     The Trust and Precision exercise their authority in accordance with the Governance Mandates and Policies as well as applicable laws and regulations, including those imposed by Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

     The Trust Units are listed on the TSX in Canadian dollars, and the NYSE in U.S. dollars. The Governance Mandates and Policies are consistent with the governance guidelines set out in National Policy 58-201 (the “Governance Guidelines”) and the audit committee rules set out in Multilateral Instrument 52-110 (the “Audit Committee Rules”) adopted by the Canadian securities regulatory authorities. Applicable NYSE rules (the “NYSE Rules”) with respect to disclosure of corporate governance practices do not require a foreign issuer, such as the Trust, to comply with NYSE corporate governance rules, except for independence and other requirements relating to the audit committee and other specified requirements, including a requirement to disclose the significant ways in which the Governance Mandates and Policies differ from those required of United States domestic companies under NYSE listing standards. The Governance Mandates and Policies comply with the applicable NYSE Rules in all significant respects, except as disclosed in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
     This Statement of Corporate Governance Practices is responsive to the disclosure rules (the “Disclosure Rules”) adopted by the Canadian securities regulatory authorities and certain applicable NYSE Rules and United States Securities and Exchange Commission rules adopted pursuant to the United States Sarbanes-Oxley Act of 2002 (“SOX”). The Board of Trustees and the Board of Directors have approved this Statement of Corporate Governance Practices on the recommendation of the Corporate Governance and Nominating Committee.
     Additional information about the Governance Mandates and Policies is set forth in the following documents, which are posted on the Corporate Governance section of the Trust’s website at www.precisiondrilling.com:
•	the Mandates of the Board of Trustees and the Board of Directors;

•	the Corporate Governance Guidelines of the Trust and Precision;

•	the Charters and Terms of Reference for each of Precision’s Committees of the Board of Directors (the “Committees”);

•	Position Descriptions for the Chairman of the Board of Directors, the Lead Director and the Chairman of each Committee;

•	this Statement of Corporate Governance Practices;

•	the Joint Code of Business Conduct and Ethics; and

•	a summary of significant differences between the NYSE Rules and the Governance Mandates and Policies.
INDEPENDENCE OF THE TRUSTEES AND DIRECTORS
     As an issuer whose Trust Units are listed on the TSX and NYSE, the Trust is subject to various guidelines, requirements and disclosure rules governing the independence of the members of the Board of Trustees, the Board of Directors and Committees, including those requirements and rules imposed by the Governance Guidelines, the Audit Committee Rules, the Disclosure Rules, the NYSE Rules and SOX.
     The Trust meets the standards of the Governance Guidelines and Audit Committee Rules regarding independence and conforms to the standards of the applicable NYSE Rules regarding independent board members.
     On the recommendation of the Corporate Governance and Nominating Committee, the Board of Trustees has affirmatively determined that each of the three nominees for election to the Board of Trustees has no direct or indirect material relationship with the Trust and is therefore independent. On this basis, the following three nominees for election to the Board of Trustees are independent: Robert J.S. Gibson, Patrick M. Murray and Allen R. Hagerman.

     On the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has affirmatively determined that eight of the nine nominees to be approved by Unitholders for appointment to the Board of Directors have no direct or indirect material relationship with Precision or the Trust and are therefore independent under the Governance Guidelines and Audit Committee Rules. On this basis, the following eight nominees to be approved for appointment to the Board of Directors are independent: W.C. (Mickey) Dunn, Robert J.S. Gibson, Allen R. Hagerman, Stephen J.J. Letwin, Patrick M. Murray, Frederick W. Pheasey, Robert L. Phillips and Brian A. Felesky, CM, Q.C. Hank B. Swartout, the Executive Chairman of Precision, is not independent because of his executive office with Precision.
     The biographies set out on page 6 to 9 of this Circular identify the other reporting issuers on which each nominee to be approved for appointment to the Board of Directors is a director.
CHAIRMAN OF THE BOARD OF DIRECTORS
     Mr. Swartout, the Executive Chairman of Precision and a non-independent Director, has been appointed as Chairman of the Board of Directors. The Board of Directors hold sessions at each meeting of the Board of Directors at which members of management and the Chairman are not in attendance. During the 2006 financial year, there were eight such sessions that were attended only by Directors who were not members of management. The independent members of the Board of Directors have concluded that Mr. Swartout’s dual role does not impair the Board of Directors’ ability to function independently of management. Mr. Swartout’s extensive knowledge of Precision’s business is of significant benefit to the operation of Precision’s Board of Directors. The Chairman of the Board of Directors serves as a liaison among the Directors and the Board of Trustees. The Board of Directors has approved a written position description for the Chairman of the Board which is available on the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
LEAD DIRECTOR OF THE BOARD OF DIRECTORS
     In order to provide leadership to the independent members of the Board of Directors, a Lead Director is appointed on a rotating quarterly basis from among the independent Directors. The Lead Director is responsible for working with the Chairman of the Board and the Vice President, Corporate Services and Corporate Secretary to set the agenda for meetings of the Board of Directors and for chairing sessions of the independent and non-management members of the Board of Directors. The Lead Director also acts as the liaison between the independent Directors and the Chairman of the Board on sensitive issues. During 2007, the Board of Directors will appoint the Lead Director on an annual basis, with effect after the annual meeting of the Unitholders. The Board of Directors has approved a written position description for the Lead Director which is available on the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
ATTENDANCE RECORD OF TRUSTEES AND DIRECTORS
     During the fiscal year ended December 31, 2006, the Board of Trustees held ten meetings. Each member of the Board of Trustees attended each of the ten meetings of the Board of Trustees held in 2006, except for Mr. Murray who attended nine of the Board of Trustee meetings. The following table sets forth the attendance of each Director at meetings of the Board of Directors and, as applicable, the attendance of members of Committees at Committee meetings:

Corporate Governance
			Compensation	and Nominating
	Board	Audit Committee	Committee	Committee
Director	Meetings(1)	Meetings	Meetings	Meetings (1)

W.C. (Mickey) Dunn	6/8	—	4/4	4/5
Brian A. Felesky, CM, Q.C. (4)	8/8	—	—	2/5
Robert J.S. Gibson	8/8	4/4	—	5/5
Allen R. Hagerman (2)	1/1	—	—	—
Stephen J.J. Letwin (2)	1/1	—	—	—
Patrick M. Murray	7/8	4/4	—	—
Frederick W. Pheasey (5)	7/8	—	4/4	3/5
Robert L. Phillips (3)	8/8	1/4	4/4	5/5
Hank B. Swartout	8/8	—	—	—
H. Garth Wiggins	8/8	4/4	—	—

Notes:

(1)	Attendance in person or by telephone

(2)	Mr. Hagerman and Mr. Letwin were appointed to the Board of Directors on December 4, 2006 and attended the one board meeting called in 2006 subsequent to their appointment.

(3)	Mr. Phillips attended an audit committee meeting on February 13, 2006.

(4)	Mr. Felesky was appointed to the Corporate Governance and Nominating Committee effective October 1, 2006.

(5)	Mr. Pheasey resigned from the Corporate Governance and Nominating Committee effective September 30, 2006.
MANDATE OF THE BOARD OF TRUSTEES
     The Board of Trustees has overall responsibility and full authority to manage the Trust’s investments pursuant to the Declaration of Trust. Effective November 7, 2005, the Board of Trustees delegated responsibility for the management and administration of the Trust’s operational matters to Precision pursuant to an administration agreement between the Trust and Precision. The duties of the Board of Trustees are more specifically described in the Mandate of the Board of Trustees which is attached as Appendix A and is also available on the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
MANDATE OF THE BOARD OF DIRECTORS
     In addition to ensuring that Precision discharges its obligations as administrator of the Trust, the Board of Directors is responsible for the stewardship of the business and affairs of Precision. As such, the Board of Directors has responsibility to oversee the conduct of Precision’s business, provide direction to management and ensure that all major issues affecting the business and affairs of Precision are given proper consideration. A complete list of the specific matters the Trust has delegated to Precision is set out in Schedule A of the Mandate of the Board of Trustees.
     The Board of Directors discharges its responsibilities directly and through its Committees. The Board of Directors may delegate to its Committees matters for which it is responsible, but retains its oversight function for all delegated responsibilities. Similarly, as permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to management. The Board of Directors’ duties are more specifically described in its Mandate of the Board of Directors which is attached as Appendix B and is also available on the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
COMMITTEES OF THE BOARD OF DIRECTORS
     To assist it in discharging its responsibilities more effectively, the Board of Directors has established three Committees: the Audit Committee; the Corporate Governance and Nominating Committee and the Compensation Committee. From time to time the Board of Directors also creates special ad hoc committees to address important matters.

     Each Committee is chaired by an independent Director and at least annually evaluates its effectiveness in carrying out the duties specified in its Charter and Terms of Reference. The Board of Directors has approved a position description for the Chairman of each Committee which is available on the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
     The Charters and Terms of Reference of the Committees are reproduced in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
     All members of each Committee must be independent in accordance with the requirements or guidelines for committee service under applicable securities laws and applicable rules of any stock exchange on which the Trust Units are listed for trading. Based on the information provided by the Directors, the Board of Directors has determined that all members of each Committee are independent. In addition, the Board has established a Disclosure Committee and adopted a Disclosure Policy. The Disclosure Committee is composed of officers and senior employees of Precision and is responsible for overseeing all external communications. The full text of the Disclosure Policy is reproduced in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
POSITION DESCRIPTION OF THE CHIEF EXECUTIVE OFFICER
     The Board of Directors did not create a written position description describing the roles and responsibilities of the Chief Executive Officer for 2006. However, the Compensation Committee approved the corporate objectives that the Chief Executive Officer was responsible for meeting and assessed the Chief Executive Officer against those objectives. Effective December 31, 2006, the Chief Executive Officer resigned as the Chief Executive Officer and accepted the position of Executive Chairman. Should the Board decide to hire a Chief Executive Officer in the future, it will create a written description for this position.
TRUSTEE AND DIRECTOR INFORMATION, EDUCATION AND ORIENTATION
     Both the Board of Trustees and the Board of Directors have procedures designed to ensure that their respective members have timely access to the information they need to carry out their duties. Each Trustee and each Director receives a comprehensive package of materials prior to each meeting, and after each Committee meeting the full Board of Directors receives a report on each Committee’s work.
     The Corporate Governance and Nominating Committee ensures the provision of an appropriate orientation for new Trustees and Directors as well as the availability of continuing education programs for Trustees and Directors. The Board of Trustees and the Board of Directors encourage Trustees and Directors to periodically participate in or attend appropriate programs, sessions or receive materials as to the responsibility of Trustees or Directors, as applicable, of publicly traded entities.
BUSINESS CONDUCT AND ETHICS
     The Board of Trustees of the Trust and the Board of Directors of Precision are committed to conducting the affairs of the Trust and Precision to the highest standards of ethics, integrity, honesty, fairness and professionalism. Accordingly, each of the boards have adopted a Joint Code of Business Conduct and Ethics (the “Code”), expressing the fundamental principles that guide the Trustees and the Directors in their deliberations and shape Precision’s business activities. The Code applies to all Trustees, Directors, executive officers and all employees (each, a “Precision Person”). The Code incorporates the Trust’s and Precision’s guiding principles for business conduct and ethical behaviour to promote integrity and deter wrongdoing. It also creates a frame of reference for dealing with sensitive and complex issues and provides for accountability if standards of conduct are not met. Each Precision Person has been provided with a copy of the Code and will be required as a term of office or employment to certify compliance on an annual basis. The executive officers of Precision have each acknowledged that they have read, understood and will abide by the Code. A copy of the Code is posted on the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
     All Precision Persons are expected to conduct their business affairs in a manner that ensures their private or personal interests do not interfere with the interests of the Trust or Precision, including conflicts relative to personal, financial or other gain. Should conflicts arise, or be perceived to arise, disclosure will be made in an appropriate manner and the Precision Person about whom disclosure is to be made will not participate in any decision or action in which there is a conflict.
NOMINATION OF TRUSTEES AND DIRECTORS
     The Board of Trustees is elected by the Unitholders at every annual meeting of the Trust. The Corporate Governance and Nominating Committee of Precision, which is comprised entirely of independent Directors, reviews and recommends to the Board of Directors the candidates for nomination as Trustees. The Board of Directors then submits its recommendations to the Board of Trustees and the Board of Trustees approves the final choice of candidates for nomination and election by Unitholders.
     If it becomes necessary to appoint a new Trustee or Director to fill a vacancy on the Board of Trustees or Board of Directors, as applicable, the existing Board of Trustees or the Board of Directors on the approval of the Board of Trustees, may appoint one or more additional Trustees, or instruct the General Partner to appoint one or more additional Directors, as applicable, for a term to expire at the close of the next annual meeting of Unitholders.
     The Board of Trustees is also ultimately responsible for arranging for the appointment of the Board of Directors. In that regard, the Corporate Governance and Nominating Committee recommends to the Board of Directors the candidates for nomination as Directors. The Board of Directors approves the choice of candidates for recommendation to the Board of Trustees, which, in turn, submits the recommended candidates for approval by Unitholders and causes the General Partner of PDLP to appoint the recommended candidates.
     As the Board of Trustees and the Board of Directors derive their strength from their members, Trustees and Directors should have an appropriate mix of skills, knowledge and experience in business and a history of achievement. Trustees and Directors are required to commit the requisite time for all of the Board of Trustees’ or Board of Directors’ business, as applicable, and must demonstrate integrity, accountability and informed judgement.
     A majority of each of the Board of Trustees and the Board of Directors must be Canadian residents and determined to be “independent” as defined in applicable rules and regulations.
     Each Trustee and each Director is expected to attend in person at all regularly-scheduled meetings of the Board of Trustees or Board of Directors, as applicable, and Directors are expected to attend all regularly-scheduled meetings of each Committee on which they serve.
     The Corporate Governance and Nominating Committee, among other things, sets criteria for the evaluation of Directors, develops and recommends corporate governance principles, evaluates Directors, makes recommendations as to the members of various Committees, ensures appropriate orientation and continuing education programs and reviews the Corporate Governance Guidelines of Precision. In particular, the Corporate Governance and Nominating Committee annually reviews the competencies, skills and personal qualities of each current Trustee or Director, and the contributions made by such Trustee or Director to the effective operation of the Board of Trustees or the Board of Directors, as the case may be, and any significant change in the primary occupation of such Trustee or Director. The Corporate Governance and Nominating Committee identifies and recommends qualified nominees for election to the Board of Trustees at the annual meeting of Unitholders, and recruits candidates to serve as Trustees or Directors and reviews any recommended candidates based on the competencies, skills, personal qualities and time commitment required of a Trustee or Director in order to add value.
     The Corporate Governance and Nominating Committee considers all qualified candidates identified by members of the Board of Trustees and Board of Directors, by management and by Unitholders. Any Unitholder who wishes to recommend a candidate to be considered by the Committee may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience to the Vice President, Corporate Services and Corporate Secretary of Precision. Proposals for nomination will be forwarded to the Chairman of the Board of Directors as well as presented to the Committee for consideration. Potential candidates may be informally approached to determine their interest in joining the Board of Trustees or the Board of Directors.
     Trustees are not renominated for election, and Directors are not renominated to be approved for appointment, at the annual meeting of Unitholders following their fifteenth year as a Trustee or Director, or following their 69th birthday, whichever is earlier. The Board of Directors has waived application of this guideline with respect to the reappointment of Mr. W.C. (Mickey) Dunn, who has served as a Director of Precision since 1992, given the need for continuity after having converted the business of Precision into an income trust in late 2005 and in order to provide continued stewardship to Precision’s management team.
COMPENSATION
     The Compensation Committee of the Board of Directors is comprised entirely of independent Directors. It is generally responsible for discharging the responsibilities of the Board of Directors relating to reviewing the compensation of Precision’s executives, and for producing an annual report on executive compensation for inclusion in the Trust’s annual proxy statement and information circular.
     The compensation for Trustees and Directors is recommended by the Compensation Committee based on individuals’ time commitment in service to the Trust or Precision, comparative fees received by other trustees of trusts and directors of corporations of a similar size to the Trust and Precision, the responsibilities of the Board of Trustees and Board of Directors, and the responsibilities of independent Directors who are a Lead Director or the Chairman or a member of Committees of the Board of Directors.
     The compensation for senior executives is recommended by the Compensation Committee based on several factors, including competitive compensation structures in the locales the individuals are employed, compensation practices prevailing in the oilfield service community, individual performance and overall corporate performance. Competitive compensation is measured using benchmarks of peer group companies and periodic reviews of compensation surveys. Compensation consists of base salary, bonuses and benefits. The overriding goals of the compensation policies are to create long-term investor value, motivate and reward superior executive performance and attract and retain individuals that help to create long-term investor value.
     The Compensation Committee reviews and approves Precision’s goals and objectives relevant to the Chief Executive Officer, or where a Chief Executive Officer has not been appointed, the principal executive officer, and evaluates that individual’s performance in light of these goals and objectives to determine and recommend for approval, by the independent members of the Board of Directors, that individual’s compensation package based on this evaluation. The Compensation Committee also makes recommendations to the Board of Directors with respect to independent Director compensation, senior executive compensation and the general compensation policies of Precision.
     The Compensation Committee has the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of Director, Chief Executive Officer, principal executive officer or senior executive compensation and to approve the consultant’s fees and other retention terms as it relates to such evaluation. The Compensation Committee also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors.
BOARD ASSESSMENT
     The Corporate Governance and Nominating Committee has been delegated the responsibility for evaluating annually the effectiveness of the Board of Directors, the various Committees of the Board of Directors and the contribution of individual Directors and make any necessary recommendations to the Board of Directors. The Board of Directors annually review their own performance, and review and reassess the adequacy of the Mandate of the Board of Directors and make a determination annually as to whether it and its Committees, are functioning effectively.
ADDITIONAL INFORMATION
     Additional financial information is provided in the Trust’s annual audited consolidated financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2006, contained in the Trust’s Annual Report for the year ended December 31, 2006. Precision will provide to Unitholders upon request: (i) a copy of the Trust’s current annual information form; (ii) a copy of any document or the pertinent pages of any document incorporated by reference in the annual information form; (iii) a copy of the Trust’s annual audited consolidated financial statements and related management’s discussion and analysis contained in the annual report for the year ended December 31, 2006, together with the report of the auditors thereon; (iv) a copy of the interim unaudited financial statements subsequent to such annual audited consolidated financial statements; and (v) a copy of this Circular. These documents are available on the Trust’s website at www.precisiondrilling.com, on SEDAR at www.sedar.com, and may be obtained without charge upon request to the Vice President, Corporate Services and Corporate Secretary of Precision at 4200, 150 – 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by facsimile at 403.264.0251, by telephone at 403.715.4500 or by email at corporatesecretary@precisiondrilling.com.

APPENDIX A
MANDATE OF THE BOARD OF TRUSTEES OF PRECISION DRILLING TRUST
GENERAL
     The board of trustees (the “Board of Trustees”) of Precision Drilling Trust (the “Trust”) has overall responsibility and full authority to manage the Trust’s investments pursuant to the declaration of trust dated as of September 22, 2005 (the “Declaration of Trust”). The Board of Trustees has delegated responsibility for the management and general administration of the affairs of the Trust to Precision Drilling Corporation (“Precision”) pursuant to an administration agreement dated as of November 7, 2005 between the Trust and Precision (the “Administration Agreement”).
     The specific matters the Trust has delegated to Precision are set out in Schedule A hereto. The matters the Trust has retained responsibility for under the Declaration of Trust are set out in Schedule B hereto.
     As permitted by applicable law, the Board of Trustees may from time to time delegate certain of its responsibilities to Precision or management of Precision, but the Board of Trustees retains its oversight function for all delegated responsibilities.
     Each trustee of the Trust (a “Trustee”) is expected to attend in person at all regularly-scheduled meetings of the Board of Trustees. To prepare for meetings, Trustees are expected to review the materials that are sent to each of them in advance of such meetings.
     The Trustees, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of the Trust and in connection therewith will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Trustee will not be liable in carrying out his or her duties except in cases where the Trustee fails to act honestly and in good faith with a view to the best interests of the Trust or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of Trustees are intended to be similar to, and not greater than, those imposed on a director of a corporation under the Business Corporations Act (Alberta). The Trustees will not be required to devote their entire time to the investments, business or affairs of the Trust.
STRUCTURE AND AUTHORITY
     The composition of the Board of Trustees, including the qualifications of its members, will comply with all requirements of the applicable laws and securities legislation and the rules of any stock exchange upon which the units of the Trust (the “Trust Units”) are listed for trading.
     The Trustees are elected by holders of units of the Trust and holders of Class B Limited Partnership Units of Precision Drilling Limited Partnership (together the “Unitholders”) at every annual meeting of the Unitholders. The Corporate Governance and Nominating Committee of Precision reviews and recommends to the board of directors of Precision (the “Board of Directors”), the candidates for nomination to the Board of Trustees. The Board of Directors then submits its recommendations to the Board of Trustees and the Board of Trustees approves the final choice of candidates for nomination and for election by Unitholders. The term of each Trustee expires at the close of the annual meeting of Unitholders following the meeting at which such Trustee was elected. In addition, Trustees are not renominated for election at the annual meeting of Unitholders following their fifteenth year as a Trustee, or following their 69th birthday, whichever is earlier.
     The Board of Trustees may, between annual meetings of Unitholders, appoint one or more additional Trustees for a term to expire at the close of the next annual meeting of Unitholders, provided that the number of additional Trustees so appointed will not exceed one-third of the number of Trustees who held office at the immediately preceding annual meeting of Unitholders. If it becomes necessary to appoint a new Trustee to fill a vacancy on the Board of Trustees or to complement the existing Board of Trustees, the Board of Trustees will, upon the recommendation of the Corporate Governance and Nominating Committee and the Board of Directors, consider a wide potential base of possible candidates and assess the qualifications of proposed new Trustees against a range of criteria, including background, experience, professional skills, personal qualities, prior membership on a board including the Board of Trustees or the Board of Directors, the potential for the candidate’s skills to augment the existing Board of Trustees and the candidate’s availability to commit to the Board of Trustees’ activities.
     The Board of Trustees is also ultimately responsible for the appointment of directors (the “Directors”) to the Board of Directors. In that regard, the Corporate Governance and Nominating Committee recommends to the Board of Directors the candidates for nomination as Directors. The Board of Directors then submits its recommendations to the Board of Trustees and the Board of Trustees approves the final choice of candidates who will be submitted to Unitholders for approval. Following the vote of Unitholders, the Board of Trustees directs 1194312 Alberta Ltd. (the “General Partner”) of Precision Drilling Limited Partnership to appoint those candidates who have been approved by Unitholders as Directors of Precision. In the event that a resolution to approve the appointment of the Board of Directors is not passed, or if nominees other than those proposed are approved, the Board of Trustees will either act on the resolution or promptly request that the Corporate Governance and Nominating Committee review the voting results and make a recommendation to the Board of Trustees for an alternate slate of Directors to be nominated for appointment, or such other recommendation as they determine appropriate, following which the Board of Trustees will seek approval from Unitholders, if required, for such recommendation. The Board of Trustees will not take steps to implement or approve any recommendation which would result in less than a majority of the Board of Directors being independent, or which would result in the Trustees constituting a majority of the Board of Directors.
     Trustees should have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Trustees are required to commit the requisite time for all of the Board of Trustees’ business and will demonstrate integrity, accountability and informed judgement. A majority of the Board of Trustees will be comprised of Trustees who are determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the units of the Trust are listed for trading.
RESPONSIBILITIES
     Notwithstanding the delegation of authority for management and administration of all operational matters of the Trust to Precision, the Board of Trustees has retained responsibility for the following matters pursuant to the Declaration of Trust:
•	supervision of the activities and management of the investments and affairs of the Trust;

•	declaration of distributions to Unitholders;

•	issuance, repurchase, redemption, consolidation or subdivision of units of the Trust or other securities of the Trust and matters related thereto;

•	the exercise of reasonable commercial efforts to maintain at all times the “mutual fund trust” status of the Trust pursuant to section 132(6) of the Income Tax Act (Canada); and

•	adoption or amendment of any by-laws of the Trust.
     In addition, under applicable securities legislation and stock exchange rules, the Board of Trustees have oversight responsibility for the following matters:
•	review and approval of the annual and interim financial statements and accompanying management’s discussion and analysis;

•	compliance with public disclosure obligations and insider trading restrictions;

•	review and approval of the Trust’s core public disclosure documents including its annual information forms, proxy circulars and annual reports;

•	retention, direction and monitoring the independence of the auditors;

•	review and approval of the Trust’s system of internal controls and procedures; and

•	nomination of Trustees for election and appointment of the Board of Directors.

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     The Trustees should exercise their responsibility in respect of the foregoing matters by:
•	considering and either rejecting or accepting the recommendations of the Board of Directors, management of Precision or another body authorized by the Board of Directors such as the Audit Committee or the Corporate Governance and Nominating Committee;

•	satisfying themselves that the appropriate individuals or consultants are doing the required work to discharge their duties in respect of any delegated matters; and

•	ensuring that the Board of Trustees have received the necessary information, recommendations and professional advice required to make decisions.
     The integrity of Precision’s internal control and management information systems is monitored by the Board of Directors and its committees of the Board of Directors (each a “Committee”). The Audit Committee of Precision is responsible for reviewing internal controls over accounting and financial reporting systems. Quarterly financial presentations are made to the Audit Committee and the Audit Committee receives direct reports from the internal and external auditors of the Trust, including discussions without the presence of management.
     Upon the recommendation of the Audit Committee and on the recommendation of the Board of Directors, the Board of Trustees approves the annual audited consolidated financial statements of the Trust and the interim unaudited consolidated financial statements of the Trust.
     The Board of Trustees requires that Precision, as administrator of the Trust, make accurate, timely and effective communication to Unitholders of the Trust and the investment community. Precision has a written communication policy pertaining to communication with the media and with respect to all continuous disclosure and public reporting requirements to Unitholders and the investment community.
     The Board of Trustees, on the recommendation of the Corporate Governance and Nominating Committee, has formally adopted and posted on the Trust’s website a set of Corporate Governance Guidelines that affirm the Trust’s commitment to maintaining a high standard of corporate governance.
LIMITATION ON THE TRUSTEES ’ ROLE
     In order for the Trust to maintain its status as a “mutual fund trust” under the Income Tax Act (Canada) the Board of Trustees will not undertake any activities beside the investment and management of the Trust’s property.
     The Board of Trustees may request reports on the operations of the business of Precision and may comment thereon, but will not make actual business decisions relating to operational matters in relation to the business of Precision.
Approved by the Board of Trustees of Precision Drilling Trust on March 7, 2006.

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SCHEDULE A
TRUST MATTERS DELEGATED TO PRECISION DRILLING CORPORATION
     Capitalized terms used in this Schedule a but not otherwise defined have the meanings ascribed to them under the Declaration of Trust. Subject to and in accordance with the terms, conditions and limitations of the Declaration of Trust, the Trustees have delegated to Precision, and Precision has agreed to be responsible for, the management and general administration of the affairs of the Trust, including, without limitation, the following:
a.	other than those matters set out in Schedule B, undertake any matters required by the terms of the Declaration of Trust to be performed by the Trustees, which are not otherwise delegated therein, and generally provide all other services as may be necessary or as requested by the Trustees for the administration of the Trust;

b.	prepare or cause to be prepared all returns, filings and documents and make all determinations necessary for the discharge of the Trustees’ obligations under the Declaration of Trust;

c.	the retention and monitoring, on behalf of the Trustees, of the transfer agent and other organizations serving the Trust;

d.	the authorization and payment on behalf of the Trust of operation expenses incurred on behalf of the Trust and the negotiation of contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers);

e.	the provision of office space, telephone, office equipment, facilities, supplies and executive, secretarial and clerical services;

f.	dealing with: (i) banks and other institutional lenders, including, without limitation, in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities; (ii) any and all other arrangements for the borrowing of funds in any manner whatsoever; (iii) the grant or issue of covenants, guarantees and/or security of any nature whatsoever to ensure or secure any such facilities or other arrangements, in respect of the Trust or any entity in which the Trust holds any direct or indirect interest and any amendment, deletion or supplement thereto or termination thereof, including without limitation the execution and delivery of all agreements, indentures and other documents giving effect thereto; and (iv) any and all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 9.5 of the Declaration of Trust;

g.	prepare or cause to be prepared and provide to the Board of Trustees so as to be approved for delivery to Unitholders, annual audited consolidated and interim unaudited financial statements of the Trust, as well as relevant tax information;

h.	submit all income tax returns and filings to the Board of Trustees in sufficient time prior to the dates upon which they must be filed so that the Board of Trustees have a reasonable opportunity to review them, execute them and return them to Precision, and arrange for their filing within the time required by applicable tax law;

i.	administer distributions declared payable by the Board of Trustees and administer on behalf of the Trust such distribution reinvestment plans and other similar plans as the Trust may establish from time to time;

j.	ensure compliance by the Trust with, and enforcing all rights of the Trust under, all agreements entered into by the Trust, including the Support Agreement and the Voting and Exchange Trust Agreement;

k.	ensure compliance by the Trust with all applicable securities legislation including, without limitation, continuous disclosure obligations;

l.	prepare or cause to be prepared on behalf of the Trust any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust Units;

m.	provide investor relations services to the Trust;

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n.	prepare or cause to be prepared and arrange for the distribution of all materials approved for delivery by the Trustees (including notices of meetings and information circulars) in respect of all annual and/or special meetings of Unitholders;

o.	prepare or cause to be prepared and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Declaration of Trust and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust, the form and content of which will be approved by the Trustees;

p.	once approved by the Board of Trustees, take all steps necessary to complete the issuance of securities of the Trust;

q.	attend to all administrative and other matters (including making determinations) arising in connection with any redemptions of Trust Units including, without limitation, the matters set forth in Article 6 of the Declaration of Trust and any designation of capital gain pursuant to Section 5.5 of the Declaration of Trust;

r.	obtain and maintain appropriate liability insurance for the benefit of the Board of Trustees, Board of Directors and officers of Precision and its affiliates;

s.	ensure that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Income Tax Act (Canada) to be a “mutual fund trust” within the meaning of that act since inception, and assuming the requirements for such election are met, monitor the Trust’s status as such a mutual fund trust and provide the Board of Trustees with written notice when the Trust ceases or is at risk of ceasing to be such a mutual fund trust;

t.	monitor whether more than 10% of the fair market value of the property of the Trust is “specified property” or “taxable Canadian property” for purposes of the Income Tax Act (Canada);

u.	monitor the beneficiaries of the Trust to ensure that no fewer than 150 beneficiaries hold one “block of units” (as that expression is defined in the Income Tax Act (Canada)) with an aggregate fair market value of not less than $500;

v.	undertake, manage and prosecute any and all proceedings from time to time before or in respect of governmental authorities on behalf of the Trust;

w.	prepare or cause to be prepared for approval by the Board of Trustees any prospectus or comparable documents of the Trust to qualify the sale of securities of the Trust from time to time; and

x.	promptly notify the Trust of any event that might reasonably be expected to have a material adverse effect on the affairs of the Trust.

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SCHEDULE B
RETAINED RESPONSIBILITIES OF THE BOARD OF TRUSTEES UNDER THE DECLARATION OF TRUST
     Capitalized terms used in this Schedule B but not otherwise defined have the meanings ascribed to them under the Declaration of Trust. Pursuant to the Declaration of Trust, the Board of Trustees has retained the following responsibilities:
a.	to supervise the activities and manage the investments and affairs of the Trust;

b.	to invest, hold shares, trust units, beneficial interests, partnership interests (other than general partnership interests), joint venture interests or other interests in any person necessary or useful to carry out the purpose of the Trust;

c.	to enter into any agreement or instrument to create or provide for the issue of Trust Units and Special Voting Units (including any firm or best efforts underwriting agreement), to cause such Trust Units and Special Voting Units to be issued for such consideration as the Trustees, in their sole discretion, may deem appropriate and to do such things and prepare and sign such documents, including the prospectus and any registration rights agreement, to qualify such Trust Units and Special Voting Units for sale in whatever jurisdictions they will be sold or offered for sale;

d.	except as prohibited by applicable law, to delegate any of the powers and duties of the Board of Trustees to any one or more agents, representatives, officers, employees, independent contractors or other persons the doing of such things and the exercise of such powers hereunder as the Board of Trustees may from time to time reasonably require, so long as any such delegation is not inconsistent with any of the provisions of the Declaration of Trust and subject at all times to the general control and supervision of the Board of Trustees;

e.	to redeem Trust Units (or rights, warrants, convertible securities, options or other securities) for such consideration as the Board of Trustees may deem appropriate in their sole discretion and to redeem Special Voting Units for no consideration and such redemption to be subject to the terms and conditions of the Declaration of Trust;

f.	without the approval or confirmation of Unitholders, enact and from time to time amend or repeal by-laws not inconsistent with the Declaration of Trust containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust, but not in conflict with any provision of the Declaration of Trust;

g.	to subdivide or consolidate from time to time the issued and outstanding Trust Units; and

h.	to purchase Trust Units for cancellation in accordance with applicable regulatory requirements.

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APPENDIX B
MANDATE OF THE BOARD OF DIRECTORS OF PRECISION DRILLING CORPORATION
ADMINISTRATOR OF PRECISION DRILLING TRUST
GENERAL
     The board of directors (the “Board of Directors”, and each member a “Director”) of Precision Drilling Corporation (“Precision”) is responsible for the stewardship of the business and affairs of Precision. As such, the Board of Directors has responsibility to oversee the conduct of Precision’s business, provide direction to management and ensure that all major issues affecting the business and affairs of Precision are given proper consideration.
     The Board of Directors discharges its responsibilities directly and through its committees of the Board of Directors (each a “Committee”). The Board of Directors appoints from its members an Audit Committee, a Corporate Governance and Nominating Committee, and a Compensation Committee (collectively, the “Committees”). The Board of Directors may delegate to such Committees matters for which it is responsible, but the Board of Directors retains its oversight function for all delegated responsibilities. Similarly, as permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to management.
     Each Director is expected to attend in person all regularly-scheduled meetings of the Board of Directors and all meetings of each Committee on which they serve. To prepare for meetings, Directors are expected to review the materials that are sent to them in advance of such meetings.
     The Directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of Precision and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Director will not be liable in carrying out his or her duties except in cases where the Director fails to act honestly and in good faith with a view to the best interests of Precision or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
STRUCTURE AND AUTHORITY
     The composition of the Board of Directors, including the qualifications of its members, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of Precision, applicable securities legislation and the rules of any stock exchange upon which the units (“Trust Units”) of Precision Drilling Trust (the “Trust”) are listed for trading.
     The Corporate Governance and Nominating Committee recommends to the Board of Directors the candidates for nomination as Directors. The Board of Directors then submits its recommendations to the Board of Trustees and the Board of Trustees approves the final choice of candidates who will be submitted to holders of Trust Units and holders of Class B Limited Partnership Units of Precision Drilling Limited Partnership (together the “Unitholders”) for approval. Following the vote of Unitholders, the Board of Trustees directs 1194312 Alberta Ltd. (the “General Partner”) of Precision Drilling Limited Partnership to appoint those candidates who have been approved by Unitholders as Directors of Precision. In the event that a resolution to approve the appointment of the Board of Directors is not passed, or if nominees other than those proposed are approved, the Board of Trustees will either act on the resolution or promptly request that the Corporate Governance and Nominating Committee review the voting results and make a recommendation to the Board of Trustees for an alternate slate of Directors to be nominated for appointment, or such other recommendation as they determine appropriate, following which the Board of Trustees will seek approval from Unitholders, if required, for such recommendation. The Board of Trustees will not take steps to implement or approve any recommendation which would result in less than a majority of the Board of Directors being independent, or which would result in the Trustees constituting a majority of the Board of Directors.
     The Board of Directors will appoint the Chairman of the Board of Directors from among Precision’s Directors. The term of each Director will expire at the close of the next annual meeting of Unitholders or when their successor is appointed by the General Partner of PDLP. In addition, Directors are not renominated for appointment at the annual meeting of Unitholders following their fifteenth year as a Director, or following their 69th birthday, whichever is earlier.
     If it becomes necessary to appoint a new Director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board of Directors will, upon the recommendation of the Corporate Governance and Nominating Committee and with the approval of the Board of Trustees, consider a wide potential base of possible candidates and assess the qualifications of proposed new Directors against a range of criteria, including background experience, professional skills, personal qualities, the potential for the candidate’s skills to augment the existing Board of Directors and the candidate’s availability to commit to the Board of Directors’ activities. The Board of Directors may, with the approval of the Board of Trustees, between annual meetings of the Unitholders, request that the General Partner appoint one or more additional Directors for a term to expire at the close of the next annual meeting of Unitholders, provided that the number of additional Directors so appointed will not exceed one-third of the number of Directors who held office at the immediately preceding annual meeting of Unitholders.
     Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors’ business and will demonstrate integrity, accountability and informed judgement. A majority of the Board of Directors will be comprised of Directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the Trust Units are listed for trading.
RESPONSIBILITIES
     The Board of Directors will review and consider the reports and recommendations of the Committees, and if approved by the Board of Directors, will communicate such reports and recommendations to the Board of Trustees for their approval.
     The Board of Directors will approve all material transactions involving Precision. In addition, the Board of Directors will approve banking relationships and key borrowing and financing decisions, appoint officers, determine the compensation of senior management and the Directors, and establish the compensation policies of Precision.
     The Board of Directors is responsible, to the extent feasible, to satisfy itself of the integrity of the Chief Executive Officer and executive officers and ensure that the Chief Executive Officer and executive officers create a culture of integrity throughout the organization.
     The Board of Directors is responsible for ensuring that Precision provides administrative and support services to the Trust in accordance with the terms of the administration agreement, dated November 7, 2005 entered into between Precision and the Trust, as such agreement may be amended from time to time (the “Administration Agreement”). The Board of Directors acknowledges that as part of its responsibility for matters delegated to it by the Trust under the Administration Agreement, it will adhere to principles of good corporate governance, including the use of Committees.
     The Board of Directors takes responsibility for appointing the Chief Executive Officer and is consulted on the appointment of other senior management. The Board of Directors, through the Compensation Committee, formally reviews the Chief Executive Officer’s remuneration and performance and the compensation of other members of management. Senior management participates in appropriate professional and personal development activities, courses and programs on a self-directed basis and the Board of Directors supports management’s commitment to training and development of all employees.
     The Board of Directors is responsible for the consideration of succession issues and reviews the adequacy of Precision’s succession plan at least annually.
     The Board of Directors and its Committees are responsible for the integrity of Precision’s internal control and management information systems. The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems and reporting to the Board of Directors on such matters. The Board of Directors will submit any such report of the Audit Committee, once approved by the Board of Directors, to the Board of Trustees. Quarterly financial presentations are made to the Audit Committee. The Audit Committee meets separately with, and receives direct reports from the internal and external auditors of the Trust. Such meetings include discussions between the Audit Committee members and the external auditors without the presence of management.

     The Board of Directors is responsible for the strategic direction of Precision. The Board of Directors has established a formal strategic planning process which takes into account, among other things, the opportunities and risks of the business. The strategic plan is reviewed on an annual basis at a special meeting of the Board of Directors and senior management at which concepts discussed in the strategic plan are discussed and adopted.
     The Board of Directors approves the annual business plan of Precision and an annual operating budget for Precision and its subsidiaries.
     The Board of Directors approves the annual audited consolidated financial statements of the Trust and approves the interim unaudited consolidated financial statements of the Trust. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee. Once approved, annual and quarterly financial statements must be submitted by the Board of Directors or the Audit Committee, as the case may be, to the Board of Trustees for final approval.
     The Board of Directors is responsible for identifying the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision’s business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis. In addition, the Board of Directors receives quarterly environmental and occupational health and safety reports, reports on litigation issues and appropriate compliance reports from management.
     The Board of Directors is responsible for considering appropriate measures it may take if the performance of Precision falls short of its goals or as other circumstances warrant.
     The Board of Directors is responsible for overseeing the accurate reporting of the financial performance of Precision and the Trust to the Unitholders and the investment community, and that the financial results of Precision and the Trust are reported fairly and in accordance with generally accepted accounting standards. The Board of Directors must report regularly to the Board of Trustees on such matters.
     The Board of Directors requires that Precision, as administrator of the Trust, make accurate, timely and effective communication of all material information to Unitholders and the investment community. The Board of Directors has adopted a written communication policy (the “Disclosure Policy”) in respect of communications with the media and to the continuous disclosure and public reporting obligations of the Trust. The disclosed information is released through newswire services, Precision’s website, mailings to Unitholders and, where required, filed on SEDAR and EDGAR. Regular news releases are made at least quarterly and the Trust reports quarterly and annual financial results. Supplemental releases are made highlighting material facts regarding Precision and the Trust. The Board of Directors currently delegates this ongoing reporting responsibility to management. Issues arising from the Disclosure Policy are dealt with by a committee of executive officers of Precision consisting of the Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Vice President, Corporate Services and Corporate Secretary and outside legal counsel. Material disclosure relating to the Trust, including without limitation, the Trust’s annual information form, annual report and annual proxy circular must, once approved by the Board of Directors, be submitted to the Board of Trustees for approval.
     The Corporate Governance and Nominating Committee is responsible for recommending the Trust’s approach to corporate governance and reporting to the Board of Directors on all matters relating to the governance of the Trust. The Board of Directors will submit the reports of the Corporate Governance and Nominating Committee, once approved, to the Board of Trustees. The Board of Directors, through its Corporate Governance and Nominating Committee, has formally adopted and posted on the Trust’s website at www.precisiondrilling.com a set of Corporate Governance Guidelines which affirms Precision’s commitment to maintaining a high standard of corporate governance.
     The Board of Directors, through its Corporate Governance and Nominating Committee, annually reviews the effectiveness of the Board of Directors, its Committees and individual Directors.
     The Board of Directors is responsible for approving policies and procedures designed to ensure that Precision operates at all times within applicable laws and regulations and for monitoring compliance with all such policies and procedures.

     Unitholders and other interested parties may communicate with the Board of Directors and with the independent members of the Board of Directors by contacting the office of the Vice President, Corporate Services and Corporate Secretary at the offices of Precision, 4200, 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7, by telephone at 403.716.4500, facsimile at 403.264.0251 or email at info@precisiondrilling.com.
     All communications received will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Vice President, Corporate Services and Corporate Secretary’s discretion. The process for communication with the Vice President, Corporate Services and Corporate Secretary is also posted on the Trust’s website at www.precisiondrilling.com.
     Approved by the Board of Directors of Precision Drilling Corporation on March 7, 2006.

EXHIBIT A
DEFERRED TRUST UNIT
OF PRECISION DRILLING TRUST

Schedule A — Participation Agreement
Schedule B — Redemption Notice

PRECISION DRILLING TRUST
1.	PREAMBLE AND DEFINITIONS

1.1	Title

The Plan herein described shall be called the “Deferred Trust Unit Plan for Directors of Precision Drilling Corporation”.

1.2	Purpose of the Plan

The purpose of the Plan is to promote a greater alignment of interests between Directors and the unitholders of the Trust.

1.3	Definitions
(a)	“Affiliate” means an affiliate of the Corporation as the term “affiliate” is defined in paragraph 8 of Canada Revenue Agency Interpretation Bulletin IT-337R4, Retiring Allowances.

(b)	“Board” means the Board of Directors of the Corporation.

(c)	“Cease Trade Date” has the meaning ascribed thereto in Section 6.3.

(d)	“Committee” means the Compensation Committee of the Board.

(e)	“Corporation” means Precision Drilling Corporation and any successor corporation whether by amalgamation, merger or otherwise.

(f)	“Deferred Trust Unit” means a bookkeeping entry on the books of the Trust, the value of which on any particular date shall be equal to the Market Value.

(g)	“Deferred Trust Unit Account” has the meaning ascribed thereto in Section 5.1.

(h)	“Director” means a director of the Corporation who is not an employee of the Corporation otherwise than in his or her capacity as a member of the Board.

(i)	“Director’s Termination Date” has the meaning ascribed thereto in Section 6.1.

(j)	“Insider” means an insider as defined in the Stock Exchange Company Manual, as amended from time to time.

(k)	“Market Value” means, with respect to a particular date, the closing price for a Trust Unit on the Stock Exchange on the Trading Day immediately prior to that date or, in the event of the Cease Trade Date, such other value as may be determined pursuant to Section 6.3.

(l)	“Redemption Date” has the meaning ascribed thereto in Section 6.1.

(m)	“Stock Exchange” means the Toronto Stock Exchange, or if the Trust Units are not listed on the Toronto Stock Exchange, such other stock exchange on which the Trust Units are listed, or if the Trust Units are not listed on any stock exchange, then on the over-the-counter market.

(n)	“Trading Day” means any date on which the Stock Exchange is open for the trading of Trust Units and on which one or more Trust Units actually traded.

(o)	“Trust” means Precision Drilling Trust.

(p)	“Trust Unit” means a trust unit of the Trust and such other trust unit as is substituted therefor as a result of amendments to the articles of the Trust, reorganization or otherwise, including any rights that form a part of the trust unit or substituted trust unit but not including any other rights that are attached thereto and trade therewith or any other trust unit that is added thereto.
2.	CONSTRUCTION AND INTERPRETATION

2.1	In the Plan, references to the masculine include the feminine; references to the singular shall include the plural and vice versa, as the context shall require.

2.2	The Plan shall be governed and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada.

2.3	If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.4	Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained.

3.	ELIGIBILITY

3.1	The Trust is establishing the Plan for Directors, effective on January 1, 2007.

3.2	Nothing herein contained shall be deemed to give any person the right to be retained as a Director of the Corporation or of an Affiliate.

4.	DEFERRED TRUST UNIT GRANTS

4.1	The Board (or the Committee) shall, on a quarterly basis, authorize, subject to the conditions stated herein, a grant of Deferred Trust Units. The participation of a Director in the Plan shall be evidenced by a written agreement between the Corporation and the eligible Director in the form of Schedule A hereto. The first grant of Deferred Trust Units shall be effective from July 1, 2007, subject to all necessary stock exchange and unitholder approvals. Each grant of Deferred Trust Units shall be effective as of the first day of a calendar quarter and shall apply to amounts earned after such date. At the option and written direction of the Director, the grant shall be based upon the annual retainer for Directors, the annual retainer for committee membership and for Board and Board committee meeting fees. Directors can designate from time to time, whether they wish to receive remuneration from annual Board retainers, annual Board committee retainers or Board meeting fees, so long as such designation is in advance of a particular calendar quarter. The designation may be made from time to time in the form of Schedule B hereto.
4.2
(a)	The number of Trust Units issuable to Insiders of the Trust or the Corporation, at any time, under all security based compensation arrangements of the Trust, including the Plan, cannot exceed 10% of the issued and outstanding Trust Units; and

(b)	The number of Trust Units issued to Insiders of the Trust or the Corporation, within any one year period, under all security based compensation arrangements of the Trust, including the Plan, cannot exceed 10% of the issued and outstanding Trust Units.
5.	ACCOUNTS, DISTRIBUTION EQUIVALENTS AND REORGANIZATION

5.1	An account, to be known as a “Deferred Trust Unit Account” shall be maintained by the Corporation for each Director and will be credited with notional grants of Deferred Trust Units received by a Director from time to time. Unless otherwise provided at the time of grant, Deferred Trust Units will be fully vested upon being credited to a Director’s Deferred Trust Unit Account and the Director’s entitlement to payment of such Deferred Trust Units at his or her Termination Date shall not thereafter be subject to satisfaction of any requirements as to any minimum period of membership on the Board or other conditions.

5.2	Whenever cash or other distributions are paid on the Trusts Units, additional Deferred Trust Units will be credited to the Director’s Deferred Trust Unit Account. The number of such additional Deferred Trust Units will be calculated by dividing the distributions that would have been paid to such Director if the Deferred Trust Units recorded in the Director’s Deferred Trust Unit Account as at the record date for the cash distribution had been Trust Units by the Market Value on the date on which the distributions are paid on the Trust Units. Notwithstanding the foregoing, following a Cease Trade Date, the value of a Trust Unit used to calculate the number of additional Deferred Trust Units under this Section 5.2 shall be the value determined on a reasonable and equitable basis by the Board.

5.3	In the event of any property distribution, unit split, combination or exchange of Trust Units, merger, arrangement, re-organization, re-capitalization, consolidation, spin-off or other distribution (other than normal cash, note or Trust Unit distributions) of the Trust assets to unitholders, or any other similar changes affecting the Trust, such proportionate adjustments, to reflect such change or changes shall be made with respect to the number of Deferred Trust Units outstanding under the Plan, all as determined by the Board in its sole discretion.

5.4	For greater certainty, no amount will be paid to, or in respect of, a Director under the Plan or pursuant to any other arrangement, and no additional Deferred Trust Units will be granted to a Director to compensate for a downward fluctuation in the fair market value of the Trust Units, nor will any other form of benefit be conferred upon, or in respect of a Director for such purpose.

6.	REDEMPTION ON RETIREMENT OR DEATH

6.1	The value of the Deferred Trust Units credited to a Director’s Deferred Trust Unit Account shall be redeemable by the Director (or, where the Director has died, his or her estate) at the Director’s option (or after the Director’s death at the option of his or her legal representative) following the event, including death, causing the Director to be no longer any of a Director, or a director of an Affiliate (the “Director’s Termination Date”). The Director (or after the Director’s death, his or her legal representative) shall, by filing a written notice of redemption in the form of Schedule C hereto with the Secretary of the Corporation, specify a redemption date (the “Redemption Date”) which in any event must be after the date on which the notice of redemption is filed with the Corporation and within the period from the Director’s Termination Date to December 15 of the first calendar year commencing after the Director’s Termination Date.

6.2	The value of the Deferred Trust Units redeemed by or in respect of a Director pursuant to Section 6.1 shall be the Market Value on the Director’s Redemption Date and shall be paid to the Director (or, if the Director has died, to his or her estate) in the form of Trust Units in a number equal to the number of Deferred Trust Units redeemed, net of any applicable withholdings as soon as practicable after the Director’s Redemption Date, provided that in any event such payment date shall be no later than December 31 of the first calendar year commencing after the Director’s Termination Date. The Trust Units to be issued shall be newly issued units by the Trust. The maximum number of Trust Units issuable under the Plan shall be set at 200,000, provided that the Board may increase such number of Trust Units subject to all necessary regulatory approvals.

6.3	In the event that the Director’s Redemption Date is after the date on which the Trust Units ceased to be traded on the Stock Exchange, provided such cessation in trading is not reasonably expected to be temporary (the “Cease Trade Date”), the value of the Deferred Trust Units redeemed by or in respect of the Director pursuant to Section 6.1 shall be determined in accordance with the following:
(a)	where the Director’s Termination Date is before or not more than 365 days after the last Trading Day before the Cease Trade Date, the value of each Deferred Trust Unit credited to the Director’s Deferred Trust Unit Account at his or her Redemption Date shall be equal to the Market Value on the last Trading Day before the Cease Trade Date; and

(b)	where the Director’s Termination Date is after the date that is 365 days after the last Trading Day before the Cease Trade Date, the value of each Deferred Trust Unit credited to the Director’s Deferred Trust Unit Account at his or her Redemption Date shall be based on the fair market value of a trust unit of the Trust or of a corporation related thereto at his or her Redemption Date as is determined on a reasonable and equitable basis by the Board after receiving the advice of one or more independent firms of investment bankers of national repute.
The value of a Director’s Deferred Trust Units determined in accordance with paragraph (a) or (b) of this Section 6.3, as applicable, shall be paid to the Director (or, if the Director has died, to his or her estate) in the form of newly issued Trust Units by the Trust, net of any applicable withholdings as soon as practicable after the Director’s Redemption Date, provided that in any event such payment date shall be no later than December 31 of the first calendar year commencing after the Director’s Termination Date.
7.	CURRENCY

7.1	All references in the Plan to currency refer to lawful Canadian currency.

8.	UNITHOLDER RIGHTS

8.1	Deferred Trust Units are not Trust Units or other securities of the Trust and, except as specifically provided for herein, will not entitle a Director to any unitholder rights, including, without limitation, voting rights, distribution entitlement or rights on liquidation.

9.	ADMINISTRATION

9.1	Unless otherwise determined by the Board, the Plan shall remain an unfunded and unsecured obligation of the Corporation.

9.2	Unless otherwise determined by the Board, the Plan shall be administered by the Committee.

9.3	The Plan may be amended or terminated at any time by the Board, except as to rights already accrued hereunder by the Directors, without approval of the holders of the Trust Units, but subject to any required regulatory approval. Approval of the holders of the Trust Units will be required to (i) increase the number of Trust Units authorized for issuance under the Plan, or (ii) amend the method of calculating the number of Deferred Trust Units to be credited to a Director’s Deferred Trust Unit Account in a manner that would result in a greater number being credited to such account than is currently provided for under the Plan.

9.4	The Corporation will be responsible for all costs relating to the administration of the Plan.

10.	ASSIGNMENT

10.1	The assignment or transfer of the Deferred Trust Units, or any other benefits under this Plan, shall not be permitted other than by operation of law.

Schedule A
Deferred Trust Unit Plan for Directors of
Precision Drilling Corporation (the “Plan”)
PARTICIPATION AGREEMENT — Section 4.1 of the Plan
I hereby confirm that, as of the date written below, I am a member of the Board of Directors of Precision Drilling Corporation and acknowledge that I will be granted Deferred Trust Units under Section 4.1 of the Plan on a quarterly basis subject to and in accordance with the terms of the Plan.
I confirm that:
1.	I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.
2.	I understand that I will not be able to cause Precision Drilling Corporation (the “Corporation”) to redeem Deferred Trust Units granted under the Plan (“DTUs”) until I am no longer either a director of the Corporation or of an Affiliate.
3.	I recognize that when DTUs credited pursuant to the Plan are redeemed in accordance with the terms of the Plan after I am no longer either a director of the Corporation or of an Affiliate, income tax and other withholdings as required will arise at that time. Upon redemption of the DTUs, the Corporation will make all appropriate withholdings as required by law at that time.
4.	The value of DTUs are based on the value of the trust units of Precision Drilling Trust from time to time and therefore are not guaranteed.
The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan text which governs in the case of conflict or inconsistency with this Participation Agreement. All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise defined herein.

Date	(Name of Director)

(Signature of Director)

Schedule B
Deferred Trust Unit Plan for
Directors of Precision Drilling Corporation
ALLOCATION NOTICE
I hereby request that the following remuneration categories be paid to me by way of Deferred Trust Units and I understand that such shall not be applicable until the beginning of the next calendar quarter and will only be applicable to amounts payable after the beginning of such calendar quarter:
          (as indicated by checking the box)
          ☐ — Annual Board Retainer
          ☐ — Annual Committee Retainer
          ☐ — Meeting Fees

Schedule C
Deferred Trust Unit Plan for
Directors of Precision Drilling Corporation (the “Plan”)
REDEMPTION NOTICE
Pursuant to Section 6.1 of the Plan, I hereby advise Precision Drilling Corporation (the “Corporation”) that I wish to redeem all the Deferred Trust Units credited to my account under the Plan on                                          [insert Redemption Date, which shall be no later than December 15 of the first calendar year commencing after the year in which the Director ceases to be any of a director or an employee of the Corporation or of an Affiliate.].

Date	(Name of Director)

(Signature of Director)
If the Redemption Notice is signed by a legal representative, documents providing the authority of such signature must be provided to the Corporation.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

**Security Class**

**Holder Account Number**

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## Form of Proxy - Annual and Special Meeting to be held on May 9, 2007

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every unitholder has the right to appoint some other person or company of their choice, who need not be a unitholder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the unitholder.
5. **The securities represented by this proxy will be voted as directed by the unitholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the unitholder, on any ballot that may be called for and, if the unitholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

**Proxies submitted must be received by 3:00 pm, Calgary Time, on May 7, 2007.**

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## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-732-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.computershare.com/proxy

**To Receive Documents Electronically**

- You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
**Voting by mail or by Internet** are the only methods by which a unitholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.**

CONTROL NUMBER | HOLDER ACCOUNT NUMBER | ACCESS NUMBER

00PL7D

## Appointment of Proxyholder

The undersigned unitholder of Precision Drilling Trust (the "Trust") hereby appoints Gene C. Stahl of Calgary, Alberta, or failing him, Doug J. Strong of Calgary, Alberta

OR

**Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.**

as proxyholder to attend and vote for and on behalf of the undersigned at the annual and special meeting of the Trust (the "Meeting") to be held at the Calgary Chamber of Commerce, 100-6th Avenue S.W., Calgary, Alberta on Wednesday, May 9, 2007 at 3:00 p.m. (Calgary Time) and at any adjournments thereof, and without limiting the foregoing, the said proxyholder is hereby instructed to vote at the said Meeting as follows:

**VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.**

| | | |
|---|---|---|
| **1.** Electing the following nominees as the Board of Trustees of the Trust for the ensuing year: Robert J.S. Gibson, Patrick M. Murray, Allen R. Hagerman | For ☐ | Withhold ☐ |
| **2.** Approving the following nominees for appointment to the Board of Directors of Precision Drilling Corporation for the ensuing year: W.C. (Mickey) Dunn, Brian A. Felesky, Robert J.S. Gibson, Allen R. Hagerman, Stephen J.J. Letwin, Patrick M. Murray, Frederick W. Pheasey, Robert L. Phillips, Hank B. Swartout | For ☐ | Against ☐ |
| **3.** Appointing KPMG LLP as the auditor of the Trust for the ensuing year. | For ☐ | Withhold ☐ |
| **4.** The adoption of the ordinary resolution (the "DTU Plan Resolution") authorizing and approving the Deferred Trust Unit Plan, the full text of which is set forth in the Information Circular under the heading "Approval of Deferred Trust Unit Plan for Non-Management Directors" and approving the reservation and issuance of up to 200,000 Trust Units to be issued to the directors of Precision Drilling Corporation pursuant to the Deferred Trust Unit Plan, as more particularly described in the accompanying Information Circular. | For ☐ | Against ☐ |
| **5.** The adoption of the ordinary resolution (the "Rights Plan Resolution") authorizing and approving the adoption of a unitholder rights plan of the Trust, the full text of which is set forth in the Information Circular under the heading "Approval of Unitholder Rights Plan." | For ☐ | Against ☐ |

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At the discretion of such nominee with respect to amendments to the matters identified in the Notice of Meeting and on such other business as may properly come before such meeting or any adjournment thereof.

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## Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

**Signature(s)**

**Date**

MM / DD / YY

## Interim Financial Statements

Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

## Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Annual Financial Statements and Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

AR2 PDAQ

00PL01

Precision Drilling

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

**Security Class**

**Holder Account Number**

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## Voting Instruction Form - Annual and Special Meeting to be held on May 9, 2007

### Notes to Voting Instruction Form ("VIF")

**1. Every holder has the right to appoint some other person of their choice, who need not be a unitholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

3. This VIF should be signed in the exact manner as the name appears on the VIF.

4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to the unitholder.

**5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this VIF will be withheld from voting on the matter for which no direction is made.**

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**VIFs submitted must be received by 3:00 pm, Calgary Time, on May 4, 2007.**

### VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-734-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com

**If you vote by telephone or the Internet, DO NOT mail back this VIF.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
**Voting by mail or by Internet** are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.**

**CONTROL NUMBER** **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

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## Appointment of Proxyholder

The undersigned holder of Class B Limited Partnership Units of Precision Drilling Limited Partnership hereby directs Computershare Trust Company of Canada as Voting and Exchange Trustee

OR

**Print the name of the person you are appointing as proxyholder of Computershare Trust Company of Canada to attend and vote**

as proxyholder to attend and vote for and on behalf of the undersigned at the annual and special meeting of Precision Drilling Trust (the "Meeting") to be held at the Calgary Chamber of Commerce, 100-6th Avenue S.W., Calgary, Alberta on Wednesday, May 9, 2007 at 3:00 p.m. (Calgary Time) and at any adjournments thereof, and without limiting the foregoing, the said proxyholder is hereby instructed to vote at the said Meeting as follows:

**VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.**

**1.** Electing the following nominees as the Board of Trustees of the Trust for the ensuing year: — **For** / **Withhold**

Robert J.S. Gibson, Patrick M. Murray, Allen R. Hagerman

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**2.** Approving the following nominees for appointment to the Board of Directors of Precision Drilling Corporation for the ensuing year: — **For** / **Against**

W.C. (Mickey) Dunn, Brian A. Felesky, Robert J.S. Gibson, Allen R. Hagerman, Stephen J.J. Letwin, Patrick M. Murray, Frederick W. Pheasey, Robert L. Phillips, Hank B. Swartout

**3.** Appointing KPMG LLP as the auditor of the Trust for the ensuing year. — **For** / **Withhold**

**4.** The adoption of the ordinary resolution (the "DTU Plan Resolution") authorizing and approving the Deferred Trust Unit Plan, the full text of which is set forth in the Information Circular under the heading "Approval of Deferred Trust Unit Plan for Non-Management Directors" and approving the reservation and issuance of up to 200,000 Trust Units to be issued to the directors of Precision Drilling Corporation pursuant to the Deferred Trust Unit Plan, as more particularly described in the accompanying Information Circular. — **For** / **Against**

**5.** The adoption of the ordinary resolution (the "Rights Plan Resolution") authorizing and approving the adoption of a unitholder rights plan of the Trust, the full text of which is set forth in the Information Circular under the heading "Approval of Unitholder Rights Plan." — **For** / **Against**

At the discretion of such nominee with respect to amendments to the matters identified in the Notice of Meeting and on such other business as may properly come before such meeting or any adjournment thereof.

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## Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, this VIF will be withheld from voting.**

**Signature(s)**

**Date**

MM / DD / YY

## Interim Financial Statements

In accordance with securities regulations, unitholders may elect annually to receive interim financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Mark this box if you would like to receive Interim Financial Statements by mail.

## Annual Report

As a registered holder you will receive an annual report. If you **DO NOT** want to receive an annual report, please mark the box. If you do not mark the box, you will continue to receive an Annual Report by mail.

Mark this box if you **DO NOT** want to receive the Annual Report by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

AR2 PDPQ

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